
04021045

AR/S

P.E. 12-31-03


SEC MAIL PROCESSING
RECEIVED
MAR 25 2004
WASH. D.C. 158 SECTION

# F O C U S






COOPER
CAMERON

CORP

# FOCUSED ON:


COOPER
CAMERON

## CREATING VALUE

Building on a strong balance sheet and solid business franchises




CAMERON

## MARKET LEADERSHIP

Combining history and new technology to provide reliable and innovative solutions for customers worldwide




COOPER CAMERON
VALVES

## PROCESS MANAGEMENT

Constant improvement in sourcing and manufacturing efficiency




COOPER
COMPRESSION

## NEW MARKETS

Increasing global presence, expanding aftermarket growth



**Cooper Cameron** is a leading international manufacturer of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Cooper Cameron is also a leading manufacturer of centrifugal air compressors, integral and separable gas compressors and turbochargers.

**Cameron** engineers and manufactures systems used in oil and gas production and drilling in onshore, offshore and subsea applications, and provides aftermarket parts and service to the energy industry worldwide.

**Cooper Cameron Valves** provides a wide variety of valves and related products and services to the gas and liquids pipelines, oil and gas production and industrial process markets.

**Cooper Compression,** created through the combination of Cooper Energy Services and Cooper Turbocompressor, makes engines and compressors for the oil and gas production, gas transmission and process markets, manufactures and services centrifugal air compression equipment for manufacturing and process applications, and provides aftermarket parts and services for a wide range of compression equipment.

Cooper Cameron's website: www.coopercameron.com

## FINANCIAL HIGHLIGHTS

*($ thousands except per share, number of shares and employees)*

| *Years ended December 31:* | *2003* | *2002* | *2001* |
|---|---|---|---|
| Revenues | $ 1,634,346 | $ 1,538,100 | $ 1,562,899 |
| Gross margin | 452,696 | 435,596 | 481,821 |
| Earnings before interest, taxes, depreciation and amortization (EBITDA) | 164,127 | 162,491 | 230,518 |
| EBITDA (as a percent of revenues) | 10.0% | 10.6% | 14.7% |
| Income before cumulative effect of accounting change | 57,241 | 60,469 | 98,345 |
| Cumulative effect of accounting change | 12,209 | — | — |
| Net income | 69,450 | 60,469 | 98,345 |
| Earnings per share: | | | |
| Basic before cumulative effect of accounting change | 1.05 | 1.12 | 1.82 |
| Cumulative effect of accounting change | 0.23 | — | — |
| Basic | 1.28 | 1.12 | 1.82 |
| Diluted before cumulative effect of accounting change | 1.04 | 1.10 | 1.75 |
| Cumulative effect of accounting change | 0.21 | — | — |
| Diluted | 1.25 | 1.10 | 1.75 |
| Shares utilized in calculation of earnings per share: | | | |
| Basic | 54,403,000 | 54,215,000 | 54,170,000 |
| Diluted | 59,800,000 | 59,809,000 | 58,075,000 |
| Capital expenditures | 64,665 | 82,148 | 125,004 |
| Return on average common equity | 6.4% | 6.2% | 11.3% |
| *As of December 31:* | | | |
| Total assets | $ 2,140,685 | $ 1,997,670 | $ 1,875,052 |
| Net debt-to-capitalization[1] | 12.0% | 13.9% | 21.7% |
| Stockholders' equity | 1,136,723 | 1,041,303 | 923,281 |
| Shares outstanding | 53,803,058 | 54,511,100 | 53,994,734 |
| Net book value per share | 21.13 | 19.10 | 17.10 |
| Number of employees | 7,700 | 7,800 | 8,000 |

[1]*Net of cash and short-term investments.*

CAM
LISTED
NYSE



We typically use this space to review the impact that the energy markets have had on our business during the past year. That usually involves a discussion of how we're ramping up to meet growth requirements during an upcycle, or how we're working to cut costs in the face of declining activity. During 2003, however, while the market was characterized by historically high oil and gas prices, spending by our customers remained relatively flat. Therefore, the cyclical impact of market factors on our performance was not as significant as it has been in most years.

Instead, our results for the year tend to reflect our focus on the day-to-day operations in our primary business lines. For the most part, we did a good job. However, in the fourth quarter of 2003, we experienced our first significant "miss" with regard to earnings performance. We said during the year that meeting earnings expectations and delivery targets would depend not as much on market factors as on our ability to execute on project business already in our backlog. Our fourth quarter revenues and profits fell well short of expectations, due to the difficulties we encountered in executing multiple subsea systems projects simultaneously.

We've identified several factors that contributed to this problem. We have taken steps to correct the weaknesses, revisit our procedures and refocus our project management practices. The subsea market has become a significant part of our orders, backlog and revenues, and we will not allow it to remain an underperforming segment of our business.

The rest of our businesses performed about as we had anticipated. Revenues in Cameron's drilling business were up 12 percent, and the surface business was about even with the prior year. Each of these includes a substantial aftermarket component. Margins in those businesses, however, reflected the competitive nature of the markets they serve. Simply put, we couldn't raise prices in this market, and our cost reduction efforts did not keep pace with cost increases.

Cooper Cameron Valves' (CCV) revenues increased, but only because of the late 2002 acquisition of a Canadian valve manufacturer. The market for distributor products was up slightly, but engineered products were relatively soft this year, and we had a better (higher-margin) mix of business in 2002, especially in the engineered category. As a result, CCV's consolidated EBITDA margins were lower in 2003 than in 2002.

Cooper Compression improved its profitability during the year, despite a decline in revenues. We've taken significant steps over the past few years to revamp the cost structure in our gas compression business. Now, the combination of those efforts (in what has been a difficult environment), greater penetration into international markets and an encouraging outlook for our air compression product line has begun to yield better results.

**Focus on creating shareholder value**

The overall pace of activity in our business depends on how much our customers choose to spend with us and our peers. While that has a meaningful impact on where we are in a cycle, we were reminded this past year of how important it is for us to remember our basic charge as a public company: Taking actions to add to the value of our shareholders' investment.

We have a number of strengths that support our efforts. Our Cameron businesses are market leaders in their primary product lines; we have done a good job of generating cash from operations; we continue to find new applications for our Six Sigma efforts to improve productivity and efficiency; and our balance sheet is extremely strong, and gives us the financial flexibility to consider, and execute on, a variety of options for improving our market positions or to buy back our own shares.

What, then, are the things we're focused on to take advantage of these strengths and continue to add value to this company? Across all of our business lines, we're considering opportunities to enter new markets and add products that can enhance our growth potential, either through direct investment in technology or by acquisition. We're finding new applications for our Six Sigma efforts, especially in pursuing cost reductions. In a market where it's tough to improve margins by adding price to the top line, we must keep aggressively trimming the expense line by being more efficient, reducing material costs and keeping "cost creep" to a minimum.

At Cameron, we are the market share leader in most of our product lines, and our leadership positions are a result of a history of offering quality and reliability; providing high value, not low price. We will aggressively defend our status, but we will not attempt to capture or maintain market share at the expense of profitability.

New product development continues as an important objective for Cameron. The introduction of an all-electric subsea production system will be the central theme of our participation at this year's Offshore Technology Conference in Houston in May 2004, and we look forward to demonstrating to our customers how this new technology can generate significant cost savings for them.

Our balance sheet is extremely strong,

and gives us the financial flexibility to consider, and execute on, a variety

of options for improving our market positions or to buy back our own shares.

In its recent history, CCV has done a stellar job of maintaining or improving margins on its products by seeking out less expensive sources for materials and constantly fine-tuning manufacturing processes. Their emphasis on supply chain management has allowed them to consistently deliver strong returns by closely watching their costs, and we will continue to allocate capital to opportunities to improve their critical mass and performance. The timely acquisition of Nutron at the end of 2002 proved to be a solid addition at the right time, as the strength in the Canadian markets translated into better-than-expected performance on those invested dollars.

Nearly two-thirds of Cooper Compression's revenues in recent years have come from the parts and services they provide through their aftermarket efforts, especially in the energy markets. That business softened in 2003 as traditional customers dealt with financial difficulties and market uncertainty, and competitive pressures increased. Cooper Compression's response has been to expand alliances with select customers, improve channels to market for spare parts and realign the sales force to suit customers' needs. Meanwhile, both our gas and air compression businesses have been successful in penetrating overseas markets, and we expect to take advantage of more such opportunities in 2004.

**Natural gas prices remain high; will activity respond?**

Natural gas prices typically move relative to oil prices, and with oil averaging above $30 per barrel for 2003, the average natural gas price remained above $5.00 an mcf for the year. These higher prices contributed to demand destruction in certain industrial markets, and resulted in a net decline in natural gas demand of between two and three percent during 2003. Meanwhile, the U.S. gas rig count moved higher throughout the year, although the rate of increase slowed significantly in the second half. As a result, producers were able to deliver enough gas to allow storage to return to more normal levels after declining significantly coming out of last winter. North American activity remains an important contributor to our business; we'll see what impact supply and demand have on prices, and on the spending behavior of our customers.

A strengthening U.S. economy and some moderation in pricing are expected to generate an increase in natural gas demand of slightly more than one percent in 2004, with these factors anticipated to fuel continuing demand growth in 2005. While natural gas is still primarily a North American market commodity, its role in global economies is becoming increasingly important. Additional discovery and development of international gas reserves and the long-term impact of LNG production and transportation should have an increasing impact on our businesses.

## HSE commitment: Focused on a common vision



Cooper Cameron's approach to health, safety and environmental (HSE) excellence entails partnering with our constituents, including customers, suppliers and the communities where we operate, to ensure safe operating conditions and minimal environmental impact.

The effort begins with the communication of management's wholesale support for the HSE program and encompasses extensive training, ongoing education, establishing objectives and regular, formal performance reviews. Evaluations lead to recognition of success stories, and to development of new tools for managing, measuring and improving HSE policies.

High expectations foster impressive results. Milestones attained by various Cooper Cameron business units during the year include Cooper Compression's Salina, Kansas and Garden Grove, California facilities, which have each gone more than 1,300 days without a lost-time accident; Cameron's Leeds, England plant, which recorded one million man-hours worked without a lost-time accident; the Beziers, France facility, shared by Cameron and CCV, which also reached the one million man-hours mark; and the Cameron Singapore plant, which was commended for its comprehensive SARS Control Plan, ensuring the health and safety of the plant's employees during the SARS outbreak. And in April 2003, 25 participants representing Cooper Cameron helped raise nearly $10,000 for Multiple Sclerosis research by riding in the annual MS 150 Bike Tour from Houston to Austin, Texas.

ISO 14001 is an international standard for environmental management systems. Certification requires developing programs to identify and address environmental matters, implementing processes that solve current issues and establishing practices that ensure regular review and continual improvement on the environmental front. During 2003, Cooper Cameron's Buffalo, New York facility was added to the list of company locations that have received ISO 14001 certification.

Cooper Cameron employees are focused on world-class HSE performance, and are constantly working with our customers, contractors and suppliers to confirm our commitment to the vision that "No one gets hurt. Nothing gets harmed."



$1,470
$1,384
$1,563
$1,538
$1,634
99 00 01 02 03
Revenues
($ millions)
$177
$134
$231
$162
$164
99 00 01 02 03
EBITDA
($ millions)
12.1%
9.7%
14.7%
10.6%
10.0%
99 00 01 02 03
EBITDA
(as a percent of revenues)
$65
$67
$125
$82
$65
99 00 01 02 03
Capital Expenditures
($ millions)

**Global energy demand continues to rise**

Global oil demand grew by something less than two percent in 2003, and is forecast to increase by at least that much during 2004 and 2005. U.S. oil demand increased in 2003, aided by substitution of oil for natural gas in certain industrial applications, including electric power generation. Although some of that substitution is likely to switch back during 2004, additional industrial consumption and a stronger U.S. economy are expected to drive another increase in demand.

OPEC appears likely to continue to exercise restraint in its pricing policies. While non-OPEC supply is forecast to increase, with gains expected from Russia, followed by Africa, Canada and Mexico, overall world demand growth should absorb much of the increase. As a result, oil prices are generally expected to remain near historical highs, probably at or slightly below the $30 per barrel mark. Oil supply and pricing will continue to be driven by a combination of geopolitical, financial and economic influences.

**Financial position remains strong**

Debt, net of cash and short-term investments, was down to $155 million at year-end, and our net debt-to-capitalization ratio was about 12 percent. We do have some near-term cash needs. We recently announced an agreement to acquire Petreco International, a supplier of oil and gas separation equipment, for approximately $90 million. In addition, we expect to refinance $260 million of convertible debentures that were issued in 2001 and will likely be put back to us in May of this year. With nearly $300 million of cash at year-end, and a $200 million bank credit agreement signed in December, our financial flexibility remains solid, even with the commitments noted above.



Our possible uses of cash include reinvesting through capital spending, acquisitions and stock repurchase. As always, we will evaluate those options against each other. During the fourth quarter of 2003, we repurchased about 245,000 shares. Combined with the August 2003 purchase of just over a million shares that had been acquired on our behalf by one of our banks, we bought back more than 1.25 million shares of our common stock during the year. We will continue to consider such purchases.

**In closing**

I am saddened to report that Grant Dove, who retired from our board in 2002, passed away in November after an extended illness. He had served as a director of Cooper Cameron since the Company's creation in 1995, and my association with him extends back more than 18 years. We were fortunate to have benefited from Grant's experience and counsel, and he was a good friend to many of us. He will be missed.

Our fourth quarter financial and operating shortfall was a painful reminder of the need to remain focused on the basics: managing the assets of this company in a way that protects and, over time, increases the value of your investment. We take that responsibility very seriously. We appreciate your interest, and we will continue to work to earn your trust and your support.

Sincerely,



Sheldon R. Erikson, Chairman of the Board,
President and Chief Executive Officer



$1,303
$1,406
$1,740
$1,665
$1,747
99 00 01 02 03
Orders
($ millions)
$513
$528
$695
$828
$947
99 00 01 02 03
Backlog
(at year-end, $ millions)
$202
$176
$256
$169
$155
99 00 01 02 03
Debt (net of cash and
short-term investments)
($ millions)
22.1%
17.3%
21.7%
13.9%
12.0%
99 00 01 02 03
Debt/Cap at year-end
(net debt/total capitalization)









CAMERON

Cameron's history of innovation and market leadership began in the 1920s with the invention of the Cameron blowout preventer. The Company's role as a principal supplier to the energy industry expanded as Cameron surface production equipment became the most widely used brand around the world. Development of the patented SpoolTree™ subsea production system extended the Company's reach to deepwater environments. Today, Cameron continues to pursue new products and better solutions as a leader in the oilpatch.







Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments, including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.

**Products** – Surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

**Customers** – Oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

STATISTICAL/OPERATING HIGHLIGHTS

*($ millions)*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $1,018.5 | $ 918.7 | $ 897.6 |
| EBITDA | 114.6 | 122.3 | 171.9 |
| EBITDA (as a percent of revenues) | 11.2% | 13.3% | 19.2% |
| Capital expenditures | 40.2 | 39.3 | 71.1 |
| Orders | 1,082.4 | 1,081.6 | 1,057.2 |
| Backlog (as of year-end) | 771.8 | 695.8 | 521.6 |


$898
$919
$1,019
01
02
03

**Revenues**
($ millions)


$172
$122
$115
01
02
03

**EBITDA**
($ millions)


$1,057
$1,082
$1,082
01
02
03

**Orders**
($ millions)


$522
$696
$772
01
02
03

**Backlog**
(at year-end, $ millions)

## Financial Overview

Cameron's revenues increased to $1,018.5 million in 2003, up nearly 11 percent from $918.7 million in 2002. EBITDA was down more than six percent from year-ago levels, at $114.6 million, compared with 2002's $122.3 million. EBITDA as a percent of revenues was 11.2 percent, down from 13.3 percent. Orders totaled $1.08 billion, about even with the prior year's total.

Cameron's financial results for the year were significantly impacted by a shortfall in fourth quarter revenues and profitability as a result of the Company's failure to meet delivery schedules on certain subsea systems projects that were expected to be completed by year-end. This $30 million shortfall in revenue, the associated loss in profits, additional costs incurred in an effort to meet the delivery schedules and technical requirements and reserves for estimated late delivery penalties caused the Company's financial performance to fall well below internal forecasts and external expectations. As a result of this unacceptable level of performance, the Company has revamped procedures and reporting responsibilities and applied additional resources to correct the issues encountered in executing such subsea systems projects. The issues associated with the subsea product line did not affect performance from Cameron's other businesses.

## Operating milestones

Division-wide, Cameron posted a number of significant milestones during 2003, with several of these efforts continuing into 2004.

- During 2003, Cameron introduced the Sales Force Transformation initiative. This program is designed to enhance the role of Cameron's sales representatives by giving them the tools to become a greater resource for customers; trusted advisors that can help them with business strategies and solutions. Under this newly focused effort, sales personnel are trained to educate customers about the comprehensive value that Cameron offers, including advanced technology, product quality and reliability, a superior health and safety record, the Company's global aftermarket network and its underlying financial strength.
- Six Sigma efforts, initiated in 2000, continue to be an active part of Cameron's operations. At year-end, there were 39 active Black Belts and more than 300 Green Belts who had completed extensive training in applying Six Sigma techniques to keep improving "The way we run our business." Nearly 600 Six Sigma projects were completed during the year, generating productivity improvements and cost savings.
- Research and development activity supports Cameron's efforts to identify new technology applications. During 2003, Cameron filed ten new patents in the U.S. and 30 in international venues. Many of these are related to Cameron's development of its new all-electric subsea production system.
- Also during the year, Cameron successfully completed the installation of SAP R/3, a significant upgrade to a state-of-the-art information management system, in the majority of the Company's locations. The system will allow Cameron to better manage its business requirements.

**Drilling**

Cameron is a global supplier of integrated drilling systems for land, offshore platform and subsea applications, and is committed to providing its worldwide drilling customers with innovative system solutions that are safe, reliable and cost-effective. Drilling equipment designed and manufactured by Cameron includes ram and annular blowout preventers (BOPs), drilling risers, drilling valves, choke and kill manifolds, surface and subsea BOP control systems, multiplexed electro-hydraulic (MUX) control systems, diverter systems, deployment systems and motion compensation and riser tensioning solutions for the offshore drilling and floating production markets. Cameron also provides services under CAMCHEC™, an inspection system that allows drilling contractors to inspect drilling riser on their rigs offline, saving time and money on maintenance and unnecessary transportation.

The Cameron name has been synonymous with technology since the introduction of the first blowout preventer in 1922. During 2003, the American Society of Mechanical Engineers designated the original Cameron ram-type BOP as a Historic Mechanical Engineering Landmark. Today, Cameron continues to emphasize research and development, systems engineering, project management, aftermarket support and a system level approach to problem solving. Cameron's experience and expertise in providing total systems for surface and subsea drilling and production has positively impacted the industry for more than 80 years, and Cameron continues to provide cost-effective alternatives to traditional drilling control methods.

The latest example is Cameron's award-winning Environmental Safe Guard System (ESG™), which combines a traditional surface BOP with a subsea device (the ESG unit) at bottom of the drill string. This allows operators to use second- or third-generation semi-submersible rigs, instead of fourth- or fifth-generation units. While the ESG system does not replace traditional subsea BOP stacks, operators can save on drilling costs by using rigs that were not originally configured for deepwater operations. ESG Systems were deployed in 2003 offshore Brazil and Indonesia, as well as in the Mediterranean Sea; an additional system is expected to be placed into use during the first quarter of 2004.

With no significant activity related to new deepwater rig construction or upgrades to existing fleets, much of Cameron's new product orders are for surface BOPs. During 2003, as in 2002, new equipment orders from operators exceeded those from drilling contractors, as development activity offset some of the impact of the decline in new rig construction. Such orders included two BOP stack systems that will be used by Sakhalin Energy for their Sakhalin Island project, and two high-pressure/high-temperature BOP stack systems for use in Turkmenistan. Additional components supplied for these orders include choke and kill manifolds, surface control system closing units and diverter systems. Meanwhile, BOP repair business continues to provide a meaningful level of activity in such areas as Venezuela, Mexico, Brazil and the U.S. surface market.

Cameron's long-time leading market position in this business has created the largest installed base of BOPs in the industry. With safety and reliability issues reinforcing demand for parts and service from original equipment manufacturers, Cameron provides worldwide aftermarket services under the CAMSERV brand and replacement parts for drilling equipment, including elastomer products specifically designed for drilling applications and manufactured at Cameron's state-of-the-art Elastomer Technology facility. With facilities in nearly every area of the world where Cameron drilling products are used, Cameron provides customers with a comprehensive network of aftermarket products and services.



Cameron's long-time leading market position

in this business has created the largest installed base of BOPs in the industry.

**Surface**

Cameron is a global market leader in supplying surface equipment, including wellheads, Christmas trees and chokes used on land or installed on offshore platforms, and has the largest installed base of surface equipment in the industry and facilities in significant hydrocarbon-producing regions around the world.

North American market drivers recovered significantly in 2003. An improved U.S. economy, events in the Middle East and low gas storage inventories supported higher commodity prices, and contributed to an increase in the land rig count. But while markets in Canada and Mexico grew nicely, demand for natural gas in the U.S. declined, and relatively slow activity in the Gulf of Mexico reflected a lack of spending by several key North American customers.

Cameron's Canadian business was favorably impacted during 2003, aided by continued acceptance of the Company's compact wellhead technology. Latin American markets saw improved business in Mexico, Trinidad and Argentina, including projects such as Total Carina, BHP Angostura and Schlumberger's Chicontepec. In the Western U.S., Cameron won new business in such areas as the Rocky Mountains, while in the Eastern U.S. and the Gulf of Mexico, Cameron broadened its market participation to include a greater number of customers while winning contract extensions with certain key customers.

Outside the North American markets, Cameron continued to benefit from its position as a **global supplier** of a variety of product offerings suitable for any operating environment.



In the area of deepwater dry completions, Cameron was chosen to supply surface wellheads and trees for BP's Holstein drilling and production SPAR, as well as for Anadarko's Marco Polo Tension Leg Platform. Both projects rely on deepwater wells tied back directly to tethered platforms with the critical completion equipment above water level, not subsea.

A new valve design, Cameron's FLS-R, gained an increasing level of acceptance among customers throughout the Gulf Coast region for use in large-bore (4-1/6 to 9 inch), high-pressure applications or during well stimulation activity. The FLS-R's unique design allows it to be used in such applications, where manually operated valves would not typically be an option. The FLS-R design combines a pressure-balancing mechanism with a unique ball screw operating design that dramatically reduces the force required to open the valve under pressure.

Outside the North American markets, Cameron continued to benefit from its position as a global supplier of a variety of product offerings suitable for any operating environment. During the year, Cameron received several significant awards for platform project installations, including high-pressure, high-temperature (HP/HT) Christmas trees for BP's Shah Deniz Project offshore Baku, Azerbaijan; wellheads and Christmas trees for BP's Azeri Central, East and West projects in Azerbaijan; wellheads and Christmas trees for ExxonMobil's Sakhalin Phase One development in Eastern Russia; and the ConocoPhillips Growth platform in Norway. Cameron also continues to be a primary supplier to Shell in Holland and in the U.K. for wellheads and Christmas trees for their operated assets.

Cameron's premium land and platform wellhead system is its SSMC model. The SSMC is simple to install, accommodates a wide range of working pressures and casing sizes and has been used by major operators in a variety of global locations. More than 1,300 sets of SSMC wellheads have been sold into Eastern Hemisphere markets, including Norway, the U.K., Algeria and Italy. During 2003, BP ordered approximately 120 sets for their platform developments offshore Baku in Azerbaijan. These will be delivered over the next several years. Safety, quick connection times and overall savings in well costs are key features of the SSMC system.

Cameron and Cooper Cameron Valves are supplying wellheads, production trees, well control systems and ball valve equipment for the 4,000 kilometer West-East Pipeline, which will transport gas from northwest China to the Pacific coast. The construction and operation of the West-East Pipeline is under the direction of PetroChina, Sinopec and a consortium of foreign partners. The total value of the Cameron and CCV content in the project will be approximately $23 million.

During 2003, Cameron began production of its new Space Saver™ wellhead system, a low-cost compact wellhead system suitable for use in lower-pressure surface applications, up to 5,000 psi. The Space Saver reduces the number of times the BOP stack is removed while running and setting casing strings, providing a safer operating alternative than with conventional equipment. Several of these systems, using Cameron's proprietary Camforge™ connection systems, were installed in fields in upstate New York. The Space Saver provides an excellent example of the safety, reliability and economy available through Cameron's surface technology.

For the second year in a row, Cameron hosted its Surface Technology Leadership Forum, bringing together engineering and commercial representatives from major and independent E&P operators. As the world's largest provider of surface production equipment, Cameron initiated this program in 2002 in an effort to encourage an exchange of ideas, concepts and concerns between Cameron and its customers. The 2003 forum included presentations by Shell, BP, Technip-Coflexip, the American Petroleum Institute and a number of Cameron technical experts, with a focus on helping customers enhance productivity, safety and ultimately, profitability.

The outlook for the surface equipment business in 2004 remains difficult to forecast. On the domestic front, where natural gas is the predominant factor, U.S. gas demand declined in 2003 as high prices reduced consumption in the industrial and power generation markets; however, demand for natural gas is expected to increase in 2004. Meanwhile, if gas producers continue to face accelerating decline curves, commodity prices would be expected to remain above historical levels. As a result, customers should be inclined to reinvest what will likely be higher revenues into new wells and workover programs. Internationally, surface activity in the Asia/Pacific and Middle East regions is expected to grow modestly again in 2004.

### Subsea

Cameron has been a key player in the subsea industry since its beginning more than forty years ago, and remains one of the primary suppliers of subsea wellheads, trees and control systems to the industry. The ability to effectively design subsea facilities utilizing these and other products and to provide project management throughout the development of a given field is critical to the success of subsea system installations. Cameron's Offshore Systems organization was created to address customers' desire to assign suppliers with responsibility for delivering complete systems.

The Offshore Systems group provides system design, engineering, and project management of offshore projects. Included in the group's product portfolio are wellheads for subsea or dry completion use, a full range of Christmas trees, chokes, multiplex control systems, manifolds, flowline connection systems and intervention equipment for subsea projects. Offshore Systems also integrates major third party content, such as umbilicals, which are procured from others.

At the beginning of 2003, Cameron's subsea backlog was at an historical high point, driven by the booking of several large projects for the West African market. Project execution on that backlog was the main order of business in 2003, with several of these contracts successfully completed, including the installation and successful startup of ExxonMobil's Xikomba field in Block 15, offshore Angola, ahead of schedule. In addition, Burullus Gas Company began production of natural gas in March 2003 from its Scarab and Saffron deepwater development in the Egyptian Mediterranean Sea.

Other projects underway at year-end, with some nearing completion, included Husky's White Rose project offshore Newfoundland and ExxonMobil's Kizomba A and Erha projects in Angola and Nigeria, respectively. Cameron constructed a new facility in Luanda, Angola in 2003 to support Angolan projects, and the Company has manufactured eight subsea manifolds in Angola. A similar facility is under construction in Nigeria. These facilities continue Cameron's long history of providing locally based life-of-field support in oil- and gas-producing regions.

The Offshore Systems organization has established multiple "Centers of Excellence" facilities, identifying the Company's most efficient manufacturing and service locations. Using advanced communications technology, Offshore Systems has developed project management processes that allow global management across multiple sites. These processes include the coordination of Cameron's own Centers of Excellence with the products and services that subcontractors provide to the systems. Centers of Excellence for specific areas include: project management, systems engineering and manifold and flowline connection engineering in Houston, Texas; subsea wellheads in Singapore; subsea trees in Leeds, England; subsea chokes in Longford, Ireland; and subsea production controls in Celle, Germany.

Significant new orders received during 2003 included ExxonMobil's Kizomba B project, comprising 19 wells offshore Angola, and the Burullus Gas Company Simian, Sienna and Sapphire development, a 14-well project offshore Egypt that will produce gas for LNG export. Cameron also booked an order from Pemex for 48 subsea wellhead systems to be installed in the Gulf of Mexico.

Numerous major offshore projects are still in the development or bidding stage, and several of those may be awarded during 2004. Such major projects include BP's Block 18 in Angola; Total's Akpo in Nigeria; ChevronTexaco's Agbami in Nigeria; ExxonMobil's Kizomba C in Angola; and Amerada Hess' Okume/Oveng in Equatorial Guinea. The actual timing of awards on these and other projects, however, is impossible to predict.

The Company is now in year two of a second five-year frame agreement with BP Exploration to provide subsea trees, wellheads and associated services in the U.K. North Sea, and the 100th subsea tree sold under this agreement was installed during 2003. BP has now expanded the agreement to include HP/HT subsea wellheads and trees for U.K. North Sea installation.

Cameron has a history of innovation in the industry. The horizontal subsea tree design fostered by the patented SpoolTree™, which was introduced in 1993, has become the industry standard. As a result of a license agreement reached during 2003, Cooper Cameron now receives royalties from two subsea tree manufacturers on their global production of horizontal subsea trees using the Company's patents on that technology.

Cameron plans to add to its tradition of innovation with the introduction of an all-electric subsea production system that is expected to simplify installations, offer greater reliability and provide cost savings to customers. There will be a major offshore trial of the system in the U.K. North Sea during 2004, and the Company hopes to book orders for the system during the year. The all-electric system will be featured in Cooper Cameron's display at the 2004 Offshore Technology Conference in Houston.



Cameron plans to add to its tradition of innovation with the introduction of an all-electric subsea production system that is expected to simplify installations, offer greater reliability and provide cost savings to customers.

**Cameron Willis**

Cameron Willis' products include chokes and actuators for the surface and subsea production markets. Such products are key components in the surface and subsea Christmas trees provided by Cameron and other tree manufacturers. Cameron Willis was originally created in order to supply chokes to Cameron (and other tree providers) and to leverage off opportunities for manufacturing consolidation, technology improvement and product cost reductions. Today, Cameron Willis is also the primary actuator manufacturer for all of Cameron's surface, subsea and drilling applications. During 2003, the Company developed an electric actuator for the surface completion market. Used in remote well sites, the electric actuator eliminates the need for costly maintenance of traditional hydraulic systems.

Cameron Willis has confirmed its position as the market leader in surface and subsea chokes. During 2003, Cameron Willis supplied its 1,000th subsea choke to BP in their West of Shetlands development in the U.K. sector of the North Sea. Also during 2003, Cameron Willis secured an order to supply the subsea chokes for BP's Atlantis Project in the Gulf of Mexico, on another tree manufacturer's system. These chokes, which will be delivered in 2004 and 2005, will include Cameron Willis' fast-acting module technology, capable of closing a subsea well choke within 45 seconds.

The market for subsea chokes is expected to continue to grow in 2004 as additional deepwater projects are sanctioned and tendered. New products, including the fast-acting subsea choke, have contributed to the Company winning several new orders, and are helping Cameron Willis differentiate its product offerings from its competition. In addition, the Company has signed a three-year frame agreement to supply all the subsea choke needs of another subsea tree manufacturer.

Finally, during 2003, Cameron Willis assumed responsibility for marketing Cameron's subsea connectors to installation contractors to join in-field wells and manifolds to transmission pipelines. This provides an opportunity for incremental sales without adding significant resources to Cameron's existing engineering, manufacturing and sales teams.

Cameron continues to strengthen its position as a

worldwide leader in the industry for aftermarket services and support.



**Aftermarket**

CAMSERV™, Cameron's focused aftermarket program, combines traditional aftermarket services and products, such as equipment maintenance and reconditioning, with Cameron's information technology toolset. CAMSERV is designed to provide flexible, cost-effective solutions to customer aftermarket needs throughout the world via more than 60 strategically located facilities. Safety performance is also a priority, as demonstrated by Cameron's field service teams working in the harsh desert environments of Oman, who have completed nine years without a lost-time incident; or the recently upgraded facility in Brunei, which has completed 16 years without a lost workday incident.

During 2003, Cameron continued to enhance its market presence worldwide. The new facility in Macaé, Brazil became fully operational and supports Cameron's subsea and drilling systems products and services, including repair and remanufacture, total asset management and installation services. The facility is expected to receive API and ISO accreditations in 2004.

The world-class CAMSERV facility in Luanda, Angola officially opened in April 2003. It provides support for the rapidly growing subsea market, including the ExxonMobil Xikomba and Kizomba projects, as well as surface and drilling business in the area, and has performed all the pre-submergence tests on subsea equipment to ensure successful installation. In addition, construction has begun on a new offshore service center to serve the deepwater markets in Nigeria.

A major expansion was completed in Veracruz, Mexico with the construction of a 10,000-square foot addition that includes machine tools and testing equipment for new BOP manufacturing and complete remanufacturing work in support of Pemex's increased drilling activity. In Canada, the St John's, Newfoundland facility provides support for the Husky White Rose subsea project, and offers subsea testing capabilities, equipment maintenance and storage and serves as an offshore service base. In the United States, substantial upgrades have been made to Cameron's largest aftermarket facility, Patterson/Berwick, Louisiana. New machine tools have increased capacity and throughput for new and remanufactured products and strengthened the Company's commitment to quality.

Finally, Cameron has established a small facility in Yzhno, Sakahalinsk that will support testing and preparation of equipment to be deployed in ExxonMobil's Russian – Sakhalin Phase One development.

Expansion or upgrade of machine tools and floor space continues in other aftermarket facilities around the world to better serve customers' needs, with an emphasis on providing support in remote areas with inadequate infrastructures. As customers add new CAMSERV contracts around the world, and as existing contracts are expanded to incorporate more functions, Cameron continues to strengthen its position as a worldwide leader in the industry for aftermarket services and support.





COOPER CAMERON
VALVES



Improving raw materials and components sourcing...reconfiguring plants for greater efficiency...using Six Sigma techniques to simplify processes... focus on expanding aftermarket presence...All of these practices are a regular part of Cooper Cameron Valves' efforts to streamline its business and ensure the Company's competitive position, no matter how the market landscape changes.



Cooper Cameron Valves (CCV) is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Equipment used in these environments is generally required to meet demanding standards, including API 6D and the American National Standards Institute (ANSI).

**Products** – Gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block & bleed valves, plug valves, globe valves, check valves, actuators, chokes, and aftermarket parts and services.

**Customers** – Oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

STATISTICAL/OPERATING HIGHLIGHTS

*($ millions)*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $ 307.1 | $ 273.5 | $ 292.3 |
| EBITDA | 46.4 | 47.4 | 52.5 |
| EBITDA (as a percent of revenues) | 15.1% | 17.3% | 18.0% |
| Capital expenditures | 9.7 | 9.3 | 7.0 |
| Orders | 324.0 | 258.4 | 321.6 |
| Backlog (as of year-end) | 72.4 | 56.1 | 71.2 |


$292
$274
$307
01 02 03
Revenues
($ millions)
$52
$47
$46
01 02 03
EBITDA
($ millions)
$322
$258
$324
01 02 03
Orders
($ millions)
$71
$56
$72
01 02 03
Backlog
(at year-end, $ millions)

## Financial Overview

CCV's revenues were $307.1 million for the year, up 12 percent from 2002's $273.5 million. EBITDA was $46.4 million, down about two percent from $47.4 million the previous year. Orders were up from $258.4 million in 2002 to $324.0 million in 2003, an increase of 25 percent. The year-over-year increases in orders and revenues were due primarily to the Nutron acquisition at the end of 2002, and the lack of earnings improvement reflects softer market conditions in the U.S., which contributed to competitive pricing in the Engineered and Aftermarket product lines.

In late 2002, CCV was reorganized into three business segments—Distributed Products, Engineered Products and Aftermarket Services—to better reflect the markets for CCV's products and to provide opportunities to improve costs and efficiencies in these operations, as described below.

### Distributed Products

Distributed Products generally include valves sold through distributor networks, primarily in North American markets, for use in oilfield applications. Following the December 2002 acquisition of Nutron Industries, a Canada-based valve manufacturer, much of 2003 was spent consolidating facilities and resources serving the oilfield valve market. While the cost structure of the business was reduced significantly during the year, the Nutron component posted a record year for orders and revenues.

Additional ongoing facility consolidation efforts include the restructuring of CCV's Oklahoma City plant and consolidation of the Company's four Edmonton, Canada facilities into one location. As part of the consolidation process, Six Sigma techniques are employed to identify cost-saving opportunities and further improve efficiencies in these manufacturing operations.

CCV has continued to pursue foreign sourcing initiatives, which have resulted in a well-established and growing group of foreign suppliers. These cost reduction efforts, also supported by the Six Sigma process, have helped CCV in its efforts to maintain margins in an extremely difficult pricing environment.



CCV has continued to pursue foreign sourcing initiatives,

which have resulted in a well-established and growing group of foreign suppliers.

### Engineered Products

The Engineered Products group includes large-diameter ball valves used in natural gas transmission lines, as well as the Orbit® brand valves sold into refinery, petrochemical and industrial applications, and relies to a great extent on large project business, especially in the international arena. During 2003, CCV made its first deliveries of ball valves to the West-East Pipeline Project, which will carry gas from northwest China to the Pacific coast. These shipments have served to establish CCV as a supplier to this important market area, with more than $20 million in orders booked during 2003.

There are numerous liquified natural gas (LNG) projects around the world in various stages of planning, development, construction or expansion. The Orbit product line's high reliability makes it well-suited for LNG applications, and several orders have been booked for installation in LNG facilities. Ongoing declines in North American natural gas supplies, forecasts for growing gas demand, and continued strength in gas prices are expected to support long-term expansion in the LNG market, and CCV expects to participate in this long-term growth.

### Aftermarket Services

CCV's Aftermarket Services group provides customers with a variety of services, including inventory management, repair, exchanges and field service, in addition to offering remanufactured product. This segment added six new facilities during 2003, including four outside of the United States, and now has a total of 15 locations worldwide. The emphasis placed on the Company's international presence yielded a meaningful increase in revenues in that business during 2003. In addition, expansions to three of the Company's existing facilities generated significant market share gains in their respective regions.

### 2004 Outlook

While activity in the U.S. energy sector is expected to remain relatively flat during 2004, some measure of growth is forecast for international activity in Europe, the Middle East and Asia. The net result is likely to be a level of market activity similar to that seen in 2003. Near-term, CCV expects to realize some of the benefits of operational improvements introduced in the past couple of years, and continuing today. Those efforts include reducing costs through foreign sourcing, as well as factory realignment, overall process improvements and cycle time reductions using Six Sigma practices.




COOPER
COMPRESSION

An improving global economy is creating additional opportunities for Cooper Compression's products well beyond its traditional North American markets. By cultivating customer relationships worldwide, the Company expects to enhance its international presence, both in new product sales and in providing parts and services for existing equipment installations.




COOPER
COMPRESSION

Cooper Compression, created through the combination of Cooper Energy Services (CES) and Cooper Turbocompressor (CTC), is a leading provider of both reciprocating and centrifugal technology. Reciprocating compression equipment, along with related aftermarket parts and services, are used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers and independent power producers. In addition, Cooper Compression supplies integrally geared centrifugal compressors to customers around the world in a variety of industries, including air separation, petrochemical, and chemical. Within this segment, the business discussion is divided into Reciprocating Technology, which reflects the products and services historically provided by CES, and Centrifugal Technology, which relates to those products and services traditionally provided by CTC.

STATISTICAL/OPERATING HIGHLIGHTS
*($ millions)*

| | 2003 | | |
|---|---|---|---|
| Revenues | $ 308.8 | $ 345.9 | $ 373.1 |
| EBITDA | 27.5 | 10.7 | 20.5 |
| EBITDA (as a percent of revenues) | 8.9% | 3.1% | 5.5% |
| Capital expenditures | 7.2 | 9.7 | 13.0 |
| Orders | 340.2 | 325.0 | 361.3 |
| Backlog (as of year-end) | 102.4 | 75.9 | 102.6 |


$373
$346
$309
01 02 03
Revenues
($ millions)


$20
$11
$27
01 02 03
EBITDA
($ millions)


$361
$325
$340
01 02 03
Orders
($ millions)


$103
$76
$102
01 02 03
Backlog
(at year-end, $ millions)

## Financial Overview

Cooper Compression's revenues totaled $308.8 million during 2003, down about 11 percent from $345.9 million in 2002. EBITDA was $27.5 million, up substantially from $10.7 million in 2002. EBITDA as a percent of revenues was 8.9 percent, compared with 3.1 percent during 2002. Orders totaled $340.2 million, up nearly five percent from 2002's $325.0 million, reflecting the strength of international markets in Europe and Asia for centrifugal products, and in Mexico for new reciprocating products.

### RECIPROCATING TECHNOLOGY

Cooper Compression provides reciprocating compression equipment and related aftermarket parts and services to the energy industry. Its products and services are marketed under the Ajax®, Superior®, Cooper-Bessemer®, Penn™, Enterprise™, Texcentric®, Nickles Industrial™, and Turbine Specialties™ brand names. Cooper Compression provides global support for its products and maintains sales and/or service offices in key international locations.

**Products** – Aftermarket parts and services, integral engine-compressors, separable compressors, turbochargers and control systems.

**Customers** – Gas transmission companies, compression leasing companies, oil and gas producers and processors and independent power producers.

**Reciprocating aftermarket initiatives**

More than 60 percent of Cooper Compression's reciprocating business revenues are generated by aftermarket parts and services through its worldwide infrastructure. The Company's aftermarket growth strategy is to provide customers with cost-effective products and services that support the operation of the large base of reciprocating compression equipment installed worldwide. One of the cornerstones of this strategy is the development of business alliances with select customers. This approach has proven to be consistent with customers' desires to reduce their vendor population and align themselves with strong partners who can provide broad capabilities and expertise. This emphasis will continue in 2004.

Additional strategies to improve market opportunities with the aftermarket customer base include: increasing customer alliances (both number and product offerings within), bundling repair capabilities, increasing parts availability through expanded vendor consignment agreements, and realignment of the sales force to better meet market and customer demands. Focus in the production markets will include adding additional contract maintenance agreements, utilizing Cooper Compression's proprietary maintenance management software.

**Reciprocating compressor market**

Within the reciprocating new unit market, success in selling separable compressors is largely tied to the effectiveness of the distribution channels. During 2003, these channels to market were reworked, with new avenues added and marginally effective market channels discontinued. As a result, future market share and profitability should both improve. Further refinements to reciprocating unit market channels are planned for 2004, with key emphasis on adding packagers that are committed to Cooper Compression products. Additional emphasis and selling effort will also be placed on the end-users to encourage more "pull-through" sales activity.

Ajax integral compressors enjoyed a good order year in 2003 on the strength of international activity. This is forecasted to continue in 2004 with strong demand expected from Mexico, China, Russia, the Middle East, Colombia and Venezuela.



Further refinements to reciprocating unit market channels are planned for 2004,

with key emphasis on adding packagers that are committed to Cooper Compression products.

Additional steps taken to deal with the soft domestic market have included continued restructuring efforts; creation of a market-based new product development organization; a renewed emphasis on customer support that consolidates the Company's resources into a comprehensive support team; targeting applications that use both reciprocating and centrifugal compression equipment; globally marketing new compressor capabilities; and specific targeting of international locales to expand Cooper Compression's global network. The result will be a leaner, more effective operating model in 2004.

**2004 Outlook – Reciprocating**

The outlook for Cooper Compression depends on natural gas compression needs and global manufacturing activity. The long-term outlook for the gas compression industry appears positive, as demand for natural gas is projected to outpace supply. Near-term forecasts for industry activity are moderately attractive, although uncertain. The gas compression market for new equipment is currently experiencing a recovery in orders, which began in the fourth quarter of 2002. The market has continued to show an upward trend in compressor bookings over the past twelve months. The gas rig count increased by 35 percent through 2003, and is forecast to move higher. Since gas compressor fleet utilization (a driver of aftermarket parts and service business) and new unit purchases tend to lag gas rig count and pricing trends by approximately six months, further improvement in the gas compressor market is possible during 2004.



*The market has continued to show an upward trend in compressor bookings over the past twelve months.*

CENTRIFUGAL TECHNOLOGY

Cooper Compression manufactures and supplies integrally geared centrifugal compressors to customers around the world. Centrifugal air compressors, used primarily in manufacturing processes, are sold under the trade name of Turbo Air®, with specific models including the TA-2000, TAC-2000, TA-3000 and TA-6000. Cooper Compression engineered compressors are used in the process air and gas industries and are identified by the trade names of TA™ and MSG®.

**Products –** Integrally geared centrifugal compressors, compressor systems and controls. Complete aftermarket services including spare parts, technical services, repairs, overhauls and upgrades.

**Customers –** Petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

**International markets remain strong**

Centrifugal unit business in 2003 was dominated by international activity, led by strong bookings in China and Europe. The weak U.S. dollar was a negative for European suppliers, who responded to protect market share via aggressive pricing. Engineered product volume grew substantially and provided attractive margins. Plant air product revenues were relatively flat, and felt very strong price pressure from competitors. In Europe, market share gain was achieved as a result of the presence and aggressive effort of Cooper Compression's European sales organization in Milan. New accounts were gained in Algeria, Italy, Hungary, Turkey and Russia, which will provide future opportunities.

Continued moderate growth in these markets is forecast for 2004. Incremental volume is anticipated from an expanded business relationship with a major equipment supplier that serves a number of European countries. Markets specifically targeted for share growth in 2004 via this relationship include the U.K., Russia, Germany and France. The Company's partnership in India was also expanded as an avenue to sell centrifugal products into India through a partner that handles packaging. In China, Cooper Compression is working to develop in-country sourcing to improve costs and support market share growth opportunities.

Focus on the centrifugal aftermarket will be increased with the launching of new products, including upgrades to both Cooper Compression's earlier plant air product offerings and those of a competitor, as well as state-of-the-art microprocessor control systems, which can be used on equipment from both Cooper Compression and competitors. Programs that have been successful in the mature reciprocating market, such as alliances and unit exchanges, will be expanded to include centrifugal product end-users in an effort to increase market share in these higher-margin businesses.

**2004 Outlook – Centrifugal**

Centrifugal product opportunity is driven primarily by global manufacturing activity. Regional and country-specific manufacturing growth is closely tied to economic performance. Globally, the economic outlook for 2004 appears favorable. Markets such as China, Taiwan, Turkey, India, South Korea, Brazil, Russia and the U.S. are strategically important to Cooper Compression and offer opportunity in 2004.

Asia represents a significant opportunity in 2004. China and South Korea experienced in excess of ten percent growth in industrial production during 2003. Taiwan, South Korea and India each have forecasted GDP growth in the range of four to six percent for 2004 and 2005. Additionally, any meaningful currency appreciation versus the dollar would further strengthen the market for U.S.-manufactured compressors.

The major European economies are projected to experience moderate to flat growth in 2004. The U.K., Germany and Italy all experienced flat to declining industrial production and capacity utilization through 2003, and are projecting only marginal GDP growth. Hence, an increase in Cooper Compression's European industrial compressor sales likely would require gains in market share through the Company's European organization.

**New product emphasis**

During the third quarter of 2003, Cooper Compression reorganized and added a new product development organization, bringing additional focus to the Company's product development activities. For 2004, an aggressive product development plan has been established, including new product introductions, product enhancements and product redesigns for cost reduction. The use of Six Sigma techniques for incorporating feedback from product users (the "voice of the customer") has helped identify such specific development targets as cost reduction, product extensions and efficiency and emission improvements. Products developed in this collaborative effort will be launched through an extensive marketing and promotional campaign.

For 2004, an aggressive product development plan has been established,

including new product introductions, product enhancements and product redesigns for cost reduction.



## RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

**Year ended December 31, 2003**

| *(dollars in thousands)* | Cameron | Cooper Cameron Valves | Cooper Compression | Corporate and other | Total |
|---|---|---|---|---|---|
| Income (loss) before income taxes and cumulative effect of accounting change | $ 63,364 | $ 33,694 | $ 10,268 | $ (29,723) | $ 77,603 |
| Depreciation and amortization | 51,211 | 12,724 | 17,210 | 2,420 | 83,565 |
| Interest income | — | — | — | (5,198) | (5,198) |
| Interest expense | — | — | — | 8,157 | 8,157 |
| EBITDA | $114,575 | $ 46,418 | $ 27,478 | $ (24,344) | $164,127 |
| EBITDA (as a percent of revenues) | 11.2% | 15.1% | 8.9% | N/A | 10.0% |

**Year ended December 31, 2002**

| *(dollars in thousands)* | Cameron | Cooper Cameron Valves | Cooper Compression | Corporate and other | Total |
|---|---|---|---|---|---|
| Income (loss) before income taxes and cumulative effect of accounting change | $ 76,261 | $ 37,290 | $ (8,477) | $ (19,929) | $ 85,145 |
| Depreciation and amortization | 46,040 | 10,122 | 19,216 | 2,529 | 77,907 |
| Interest income | — | — | — | (8,542) | (8,542) |
| Interest expense | — | — | — | 7,981 | 7,981 |
| EBITDA | $122,301 | $ 47,412 | $ 10,739 | $ (17,961) | $162,491 |
| EBITDA (as a percent of revenues) | 13.3% | 17.3% | 3.1% | N/A | 10.6% |

**Year ended December 31, 2001**

| *(dollars in thousands)* | Cameron | Cooper Cameron Valves | Cooper Compression | Corporate and other | Total |
|---|---|---|---|---|---|
| Income (loss) before income taxes and cumulative effect of accounting change | $123,121 | $ 38,275 | $ 2,006 | $ (20,820) | $142,582 |
| Depreciation and amortization | 48,811 | 14,198 | 18,458 | 1,628 | 83,095 |
| Interest income | — | — | — | (8,640) | (8,640) |
| Interest expense | — | — | — | 13,481 | 13,481 |
| EBITDA | $171,932 | $ 52,473 | $ 20,464 | $ (14,351) | $230,518 |
| EBITDA (as a percent of revenues) | 19.2% | 18.0% | 5.5% | N/A | 14.7% |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COOPER CAMERON CORPORATION

The following discussion of Cooper Cameron Corporation's (the Company) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

### Overview

The Company's operations are organized into three business segments — Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. Cameron's customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services. The Company's compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and a variety of other industries around the world.

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the Company's future revenues and earnings, cash generated from operations, capital expenditures, and plans for refinancing of certain debt instruments, as well as expectations regarding rig activity, oil and gas demand and pricing and order activity, made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. These statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers' spending levels and their related purchases of the Company's products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company's judgment of how such changes might affect customers' spending, which may impact the Company's financial results. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

### Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

The Company generally recognizes revenue once the following four criteria are met: (i) a written contract or purchase order exists, (ii) delivery of the equipment has occurred or the customer has inspected, tested and accepted the equipment (if required by the contract) or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. As the Company has expanded into the deepwater subsea systems market, a larger percentage of the Company's revenue has been derived from projects in this market. These long lead-time projects accounted for 10.8% of the Company's total revenues in 2003 as compared to 4.3% in 2002 and 0.6% in 2001. Since these projects are significantly more complex than the Company's traditional product lines, scheduled delivery or acceptance dates often change. As a result, there can be more volatility in the Company's revenues than has historically been present.

The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of each specific customer. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. If future conditions cause a reduction in the Company's estimate of realizable value, additional provisions may be required.

The Company provides for the estimated cost of product warranties at the time of sale, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to income in the period when final determination is made.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2003, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $287.0 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.

Through December 31, 2001, the Company reviewed the carrying value of intangible assets, including goodwill, at least annually or whenever there were indications that the intangible might be impaired. In assessing the recoverability of these intangible assets and goodwill, the Company made assumptions regarding estimated future cash flows and other factors to determine the estimated fair value of the respective assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. Should the Company's estimate of the fair value of any of its reporting units decline dramatically, an impairment of goodwill might be required.

The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. See Note 8 of the Notes to Consolidated Financial Statements for the amounts of pension expense (income) included in the Company's Results of Operations and the Company's contributions to the pension plans for the years ended December 31, 2003, 2002 and 2001, as well as the unrecognized net loss at December 31, 2003 and 2002.

The assumptions used in calculating the amounts recognized in the Company's financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on investment yields available at the measurement date on an index of long-term, AA-rated corporate bonds. The Company's inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets reflects asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with FAS 87, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions will affect the Company's pension obligations and future expense.

A significant reason for the increase in pension expense over the last three years results from the difference between the actual and assumed rates of return on plan assets. During 2001 and 2002, the Company assumed that the expected long-term rate of return on plan assets for these plans would be between 6.0% and 9.25%. In 2001 and 2002, the Company's actual rate of return on the pension assets of these plans was substantially less than the assumed rates of return. For 2003, the Company lowered the assumed rate of return to between 6.0% and 8.9%, depending on the plan. The plans earned significantly more than the assumed rates of return in 2003.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2004 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2003 for the Company's pension plans:

| *(dollars in millions)* | **Impact on 2004 Pre-tax Pension Expense** | **Impact on December 31, 2003 PBO** |
|---|---|---|
| **Change in Assumption:** | | |
| 25 basis point decrease in discount rate | $ 1.1 | $ 12.2 |
| 25 basis point increase in discount rate | (1.1) | (12.3) |
| 25 basis point decrease in expected return on assets | 0.9 | — |
| 25 basis point increase in expected return on assets | (0.9) | — |

**Financial Summary**

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

| | **Year Ended December 31,** | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Revenues | **100.0%** | 100.0% | 100.0% |
| Costs and expenses: | | | |
| Cost of sales (exclusive of depreciation and amortization) | **72.3** | 71.7 | 69.2 |
| Selling and administrative expenses | **17.7** | 17.8 | 16.1 |
| Depreciation and amortization | **5.1** | 5.1 | 5.3 |
| Interest income | **(0.3)** | (0.6) | (0.6) |
| Interest expense | **0.5** | 0.5 | 0.9 |
| Total costs and expenses | **95.3** | 94.5 | 90.9 |
| Income before income taxes and cumulative effect of accounting change | **4.7** | 5.5 | 9.1 |
| Income tax provision | **(1.2)** | (1.6) | (2.8) |
| Income before cumulative effect of accounting change | **3.5** | 3.9 | 6.3 |
| Cumulative effect of accounting change | **0.7** | — | — |
| Net income | **4.2%** | 3.9% | 6.3% |

**Results of Operations**

**2003 Compared to 2002**

The Company had net income of $69.4 million, or $1.25 per share, for the twelve months ended December 31, 2003 compared with $60.5 million, or $1.10 per share in 2002. The results for 2003 and 2002 included pre-tax charges of $14.6 million and $33.3 million, respectively, related to plant closing, business realignment and other related costs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges. The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150). See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

***Revenues***

Revenues for 2003 totaled $1.634 billion, an increase of 6.3% from 2002 revenues of $1.538 billion. Increased subsea deliveries in Cameron and the incremental revenue associated with the acquisition of a Canadian valve manufacturer in December 2002 more than offset continued weak market conditions in the domestic natural gas compression and transmission markets, which negatively impacted sales in the Cooper Compression division.

Cameron's revenues for 2003 totaled $1.019 billion, an increase of 10.9% from 2002 revenues of $918.7 million. Movement in foreign currencies caused a $32.4 million increase in revenues. Revenues in the subsea market increased 26.5%, revenues in the surface markets increased 1.8% and revenues in the drilling market increased 12.4%. The increase in subsea revenues was attributable to deliveries associated with the large subsea orders received during 2002, primarily related to projects located offshore West Africa and eastern Canada. The increase in drilling revenues was primarily attributable to increased deliveries to customers located in the former Soviet Union.

CCV's revenues for 2003 totaled $307.1 million, an increase of 12.3% from 2002 revenues of $273.5 million. Revenues increased 61.2% in the distributor product line, revenues in the engineered product line decreased 12.4%, and revenues in the aftermarket product line increased 9.6%. The vast majority of the revenue increase in the distributor product line was attributable to the acquisition of a Canadian valve manufacturer in December 2002. The decrease in revenues in the engineered product line was attributable to the downturn in North American pipeline project activity, which began in 2002. The increase in the aftermarket product line was primarily attributable to new locations that were opened during 2003.

Cooper Compression's revenues for 2003 totaled $308.8 million, a decrease of 10.7% from 2002 revenues of $345.9 million. Aftermarket and new unit sales in the gas compression market decreased approximately 21% and 15%, respectively. The decrease in revenues in the gas compression market was attributable primarily to a lack of demand in the U.S. market resulting from, among other things, the financial difficulties that Cooper Compression's customers experienced throughout the year, consolidation of the Company's customer base and a lack of significant development projects that would require Cooper Compression's equipment. In the air compression portion of Cooper Compression's business, new unit sales increased 27.2%, while aftermarket revenue decreased 12.7%. The increase in new unit sales in the air compression business was attributable primarily to greater demand in the Asian markets. The decrease in aftermarket sales was attributable primarily to a change in mix from engineered units to plant air units, which do not carry the same level of aftermarket business as engineered units.

***Cost and Expenses***

Gross margin (exclusive of depreciation and amortization) for 2003 was $452.7 million, an increase of 3.9% from 2002 gross margin of $435.6 million. Gross margin as a percentage of revenue for 2003 was 27.7% as compared to 28.3% for 2002. Included in cost of sales for 2003 was $16.2 million of increased costs in Cameron's subsea business and $15.9 million of non-cash LIFO income, primarily associated with the liquidation of certain low-cost LIFO inventory layers in Cooper Compression. Included in cost of sales in 2002 was $11.2 million related to an inventory write-down in Cooper Compression associated with facility closures.

Cameron's gross margin percentage for 2003 was 25.5% as compared to 28.0% for 2002. The decrease in the gross margin percentage resulted primarily from $16.2 million of increased costs in Cameron's subsea business related to increased scope changes, cost overruns and estimated liquidated damages that could be assessed by Cameron's customers (which decreased the overall gross margin by 1.6%), as well as an overall increase in subsea revenues, which typically carry a lower margin percentage as compared to Cameron's traditional surface products.

CCV's gross margin percentage for 2003 was 30.6% as compared to 30.5% for 2002. The increase in the gross margin percentage was attributable to higher margins associated with the sales resulting from the acquisition of a Canadian valve manufacturer in December 2002, partially offset by lower margins in the pipeline ball valve product line due to a shift to international projects, which typically carry lower margins as compared to domestic pipeline projects.

Cooper Compression's gross margin percentage for 2003 was 32.2% as compared to 27.5% for 2002. The increase in the gross margin percentage resulted from an $11.5 million increase in the amount of LIFO income associated with the liquidation of certain low-cost inventory layers (which increased the 2003 gross margin percentage by 3.7%) and the absence of an $11.2 million write-down of inventory associated with facility closures that was recorded in 2002 (which decreased the 2002 gross margin percentage by 3.3%). Excluding these two items, the gross margin percentage for 2003 actually declined 2.3% from 2002's level, due primarily to lower margins in the gas and air compression aftermarket business as a result of a shift in the mix of parts sold and pricing pressures.

Selling and administrative expenses for 2003 were $288.6 million, an increase of 5.7% from 2002's $273.1 million. The increase in selling and administrative expenses resulted primarily from (i) the impact of a weaker U.S. dollar against the Canadian dollar and most European currencies, which increased selling and administrative expense by $6.0 million, (ii) the acquisition of a Canadian valve manufacturer in December 2002, which resulted in an additional $3.7 million of selling and administrative costs in 2003, (iii) a $5.0 million increase in postretirement benefit plan costs associated primarily with the amortization of unrecognized losses in prior years, (iv) a $3.9 million increase associated with rent on the Cameron headquarters building and costs associated with new facilities and (v) $1.8 million of increased costs associated with CCV's aftermarket expansion. These increases were partially offset by a $7.5 million reduction in plant closings, business realignment and other related costs discussed below.

Included within selling and administrative expenses for 2003 and 2002 were $14.6 million and $22.1 million, respectively, of plant closing, business realignment and other related costs. The $14.6 million recorded in 2003 was comprised of (i) $6.2 million for employee severance at Cameron and Cooper Compression, (ii) $1.2 million of costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4.7 million related to the Company's unsuccessful efforts to acquire a certain oil service business, (iv) $1.0 million related to the Company's international tax restructuring activities, which were begun in 2002, and (v) $1.5 million related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition. Of the $22.1 million recorded in 2002, $14.6 million related to the Cooper Compression division and $7.5 million related to the Company's other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and were comprised primarily of (i) $1.6 million of severance and relocation expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.8 million of facility write-downs. The $7.5 million of costs related to the Company's other divisions was comprised of (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company's international tax restructuring activities.

Depreciation and amortization expense for 2003 was $83.6 million, an increase of 7.3% from 2002 depreciation and amortization expense of $77.9 million. The increase in depreciation and amortization expense was attributable to (i) a $2.8 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $1.4 million increase attributable to depreciation and amortization associated with acquisitions, (iii) the impact of a weaker U.S. dollar against the British pound, Canadian dollar and Euro, which increased depreciation and amortization expense by $1.8 million, (iv) $1.8 million of write-downs associated with assets held for sale, and (v) a $7.7 million increase attributable to amortization associated with the Company's new enterprise-wide business system, partially offset by the lack of depreciation and amortization related to assets that were retired or became fully depreciated, which decreased depreciation and amortization expense by approximately $9.1 million.

Interest income for 2003 was $5.2 million as compared to $8.5 million in 2002. The decline in interest income was primarily attributable to lower earnings on the Company's excess cash balances as the interest rates associated with these investments have declined.

Interest expense for 2003 was $8.2 million as compared to $8.0 million in 2002. Interest expense for both periods primarily represented interest on the Company's convertible debentures.

The $12.2 million cumulative effect of an accounting change recognized during 2003 reflects the impact of adopting FAS 150 (see Note 1 of the Notes to Consolidated Financial Statements). There was no tax expense associated with this item as the gain is not taxable.

The income tax provision was $20.4 million in 2003 as compared to $24.7 million in 2002. The effective tax rate for 2003 was 26.2% as compared to 29.0% in 2002. The decline in the effective tax rate for 2003 primarily reflects the impact of the Company's international tax restructuring activities.

### *Orders and Backlog*

Orders were as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | Increase |
| Cameron | $ 1,082.4 | $ 1,081.6 | $ 0.8 |
| CCV | 324.0 | 258.4 | 65.6 |
| Cooper Compression | 340.2 | 325.0 | 15.2 |
| | $ 1,746.6 | $ 1,665.0 | $ 81.6 |

Orders for 2003 were $1.747 billion, an increase of 4.9% from $1.665 billion in 2002. Cameron's orders for 2003 were $1.082 billion as compared to $1.082 billion for 2002. Movement in foreign currencies caused a $46.3 million increase in orders. An 11.0% decrease in subsea orders was offset by an 11.3% increase in drilling orders and a 6.0% increase in surface orders. The decrease in subsea orders was due primarily to a reduction in the overall level of project awards in 2003 as compared to 2002. The increase in drilling and surface orders was due primarily to increased activity in Canada and Latin America. CCV's orders were $324.0 million, an increase of 25.4% from $258.4 million in 2002. Over 90% of this increase is attributable to the distributor product line, in particular, the acquisition of a Canadian valve manufacturer in December 2002. Cooper Compression's orders were $340.2 million, an increase of 4.7% from $325.0 million in 2002. A 39.7% increase in new unit orders in the gas and air compression businesses was partially offset by a 10.3% decline in aftermarket orders in these businesses. The increase in new unit orders was driven by international sales, particularly Mexico, Asia and Europe. The decrease in aftermarket orders was caused primarily by the financial difficulties domestic customers in the gas compression market have experienced recently.

Backlog was as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | Increase |
| Cameron | $ 771.8 | $ 695.8 | $ 76.0 |
| CCV | 72.4 | 56.1 | 16.3 |
| Cooper Compression | 102.4 | 75.9 | 26.5 |
| | $ 946.6 | $ 827.8 | $ 118.8 |

## 2002 Compared to 2001

The Company had net income of $60.5 million, or $1.10 per share, for the twelve months ended December 31, 2002 compared with $98.3 million, or $1.75 per share in 2001. The results for 2002 and 2001 included pre-tax charges of $33.3 million and $20.2 million, respectively, related to plant closing, business realignment and other related costs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges.

### *Revenues*

Revenues for 2002 totaled $1.538 billion, a decrease of 1.6% from 2001 revenues of $1.563 billion. Increased subsea deliveries in Cameron were more than offset by weak market conditions in domestic natural gas and compression and transmission markets, which negatively impacted sales in Cameron's North American surface and aftermarket business and the CCV and Cooper Compression divisions.

Cameron's revenues for 2002 totaled $918.7 million, an increase of 2.4% from 2001 revenues of $897.6 million. Revenue in the subsea and international surface markets increased 13.7%, which more than offset declines in North American surface and aftermarket revenues of 13.0%. The increase in subsea revenues was attributable to the large increase in subsea orders received during 2001, primarily related to projects located offshore West Africa. North American surface and aftermarket revenues declined primarily as a result of weakness in the rig count in this region.

CCV's revenues for 2002 totaled $273.5 million, a decrease of 6.4% from 2001 revenues of $292.3 million. Increased revenues in the Cameron Ball Valve product line of 16.5% were more than offset by declines in the distributor, Orbit and aftermarket product lines, which decreased 17.0%. The increase in the Cameron Ball Valve product line was attributable to the significant pipeline backlog that existed at December 31, 2001. The decline in the distributor product line resulted from weakness in the North American gas market. The decline in the Orbit product line was due to both weakness in the specialty valve market and intense competitive pressures in this market during 2002. Finally, the decline in the aftermarket product line resulted from softness in the pipeline, refining and petrochemical markets during the latter part of 2002.

Cooper Compression's revenues for 2002 totaled $345.9 million, a decrease of 7.3% from 2001 revenues of $373.1 million. Increased aftermarket revenues of 7.9% in the gas compression market were more than offset by a 45.3% decline in new unit sales in this market. The air compression portion of Cooper Compression's business was relatively flat in 2002 as compared to 2001. The increase in aftermarket revenues in the gas compression market was attributable primarily to the acquisitions Cooper Compression made in 2001. The decrease in new unit sales in the gas compression market resulted from a lack of demand in this market attributable to, among other things, the financial difficulties that Cooper Compression's customers experienced throughout the year and a lack of significant development projects that would require Cooper Compression's equipment.

***Cost and Expenses***

Gross margin (exclusive of depreciation and amortization) for 2002 was $435.6 million, a decrease of 9.6% from 2001 gross margin of $481.8 million. Gross margin as a percentage of revenue for 2002 was 28.3% as compared to 30.8% for 2001. The gross margin percentage for 2002 was negatively impacted by an $11.2 million inventory write-down in the Cooper Compression division associated with facility closures, which decreased the gross margin percentage by 0.7%.

Cameron's gross margin percentage for 2002 was 28.0% as compared to 31.6% for 2001. The decrease in the gross margin percentage resulted from pricing pressures in the North American surface and aftermarket businesses and the increased subsea shipments during 2002, which typically carry a lower margin percentage as compared to the Company's traditional surface products.

CCV's gross margin percentage for 2002 was 30.5% as compared to 31.1% for 2001. The decline in the gross margin percentage was attributable to relatively fixed overhead costs which did not decline proportionally with the decline in revenues (resulting in an approximate 1.1% decrease in the gross margin percentage), partially offset by a reduction in warranty expense in 2002, which increased the gross margin percentage by 0.5%. Warranty expense in 2001 was abnormally high due to a dispute on an international pipeline project.

Cooper Compression's gross margin percentage for 2002 was 27.5% as compared to 28.9% for 2001. The decrease in the gross margin percentage resulted from an $11.2 million inventory write-down associated with facility closures (which decreased Cooper Compression's margin percentage by 3.3%), partially offset by manufacturing efficiencies and a higher percentage of aftermarket revenues, which typically carry higher margins.

Selling and administrative expenses for 2002 were $273.1 million, an increase of 8.7% from 2001's $251.3 million. The increase in selling and administrative expenses resulted primarily from $3.5 million of increased investment associated with the Company's expansion into the subsea markets and $11.4 million of higher postretirement benefit plan costs, associated primarily with lower returns on pension assets.

Included within selling and administrative expenses for 2002 and 2001 were $22.1 million and $20.2 million, respectively, of plant closing, business realignment and other related costs. Of the $22.1 million recorded in 2002, $14.6 million related to the Cooper Compression division and $7.5 million related to the Company's other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and were comprised primarily of: (i) $1.6 million of severance and relocation expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.8 million of facility write-downs. The $7.5 million of costs related to the Company's other divisions was comprised of: (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company's international tax restructuring activities. Of the $20.2 million recorded in 2001, $4.5 million related to employee severance and relocation costs, $2.5 million related to contract cancellation costs and $11.6 million related to plant shutdown costs.

Depreciation and amortization expense for 2002 was $77.9 million, a decrease of 6.2% from 2001's $83.1 million. The decrease in depreciation and amortization expense was attributable to (i) the lack of goodwill amortization for 2002 due to the implementation of FAS 142 (approximately $10.7 million) and (ii) lack of depreciation and amortization related to assets that were retired or became fully depreciated (approximately $5.2 million), partially offset by (i) an $8.5 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $1.3 million increase attributable to depreciation and amortization associated with acquisitions, and (iii) a $2.0 million increase attributable to accelerated amortization associated with computer systems to be replaced by a new enterprise-wide system.

Interest income for 2002 was $8.5 million as compared to $8.6 million in 2001. Interest expense for 2002 was $8.0 million, a decrease of $5.5 million from 2001 interest expense of $13.5 million. The decline in interest expense was primarily attributable to the retirement of outstanding higher-cost debt with the proceeds from the lower-cost convertible debentures that were issued in May 2001.

The effective tax rate for 2002 was 29.0% compared to 31.0% for 2001. The reduction in the effective tax rate for 2002 was primarily attributable to the discontinuance of amortizing goodwill, which has historically been a permanent tax difference.

***Recent Pronouncements***

In May 2003, the Financial Accounting Standards Board (FASB) issued FAS 150, which became effective for the Company as of the beginning of the third quarter of 2003. FAS 150 affected the Company's accounting for its two forward purchase agreements covering 1,006,500 shares of the Company's common stock. Prior to the adoption of FAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of FAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12.2 million. This amount has been reflected as the cumulative effect of an accounting change in the Company's consolidated results of operations for 2003. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $38.0 million to purchase the shares covered by these agreements. The shares have been reflected as treasury stock in the Company's consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50.0 million. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $0.2 million, was recognized in the Company's consolidated results of operations.

The Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, in 2003. The interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The adoption of this interpretation did not have any impact on the Company's consolidated financial statements.

**Liquidity and Capital Resources**

The Company's combined cash and short-term investment balances increased to $314.1 million at December 31, 2003 from $299.1 million at December 31, 2002, due primarily to stronger Canadian and European currency values versus the U.S. dollar. During 2003, the Company's operating activities generated $101.6 million of cash as compared to $177.8 million in 2002. Cash flow from operations in 2003 was comprised primarily of net income of $69.4 million, adjusted for depreciation and amortization of $83.6 million, and $38.2 million of working capital increases. The most significant increase in working capital was a $59.8 million increase in inventory, primarily to support the Company's large subsea projects. The increase in subsea inventories was also impacted by delays in the delivery of certain equipment resulting from the manufacturing issues which arose during the fourth quarter of 2003. Accounts payable and accrued liabilities increased $44.6 million, primarily as a result of the timing of progress payments and cash advances associated with subsea projects. Other assets and liabilities increased $26.2 million, primarily as a result of $18.7 million of contributions to the Company's various pension plans, as well as $7.4 million related to the purchase of several properties near a former manufacturing site in Houston, Texas.

During 2003, the Company's investing activities consumed $52.1 million of cash as compared to $25.3 million in 2002. Capital expenditures in 2003 of $64.7 million decreased from expenditures in 2002 of $82.1 million as the Company's 2002 expenditures included $24.3 million for its enterprise-wide software system. Cash spent on acquisitions totaled $67.8 million for 2002 and was comprised of the acquisitions of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. During 2002, the Company entered into a sale-leaseback transaction for its Cameron headquarters and sold land formerly used by the Cameron division. The Company realized net proceeds from these transactions of $39.5 million.

During 2003, the Company's financing activities consumed $47.9 million of cash, as compared to $2.3 million of cash in 2002. During 2003, the Company repurchased 1,251,900 shares of its stock at a total cost of $48.7 million.

The Company is attempting to dispose of certain specialized fixed assets with a net book value of $2.6 million at December 31, 2003. Based upon an offer received on this equipment, the Company recorded an $0.8 million write-down on this equipment. If the Company is unable to ultimately dispose of these assets at the recorded value at December 31, 2003, additional write-downs will be required.

During the fourth quarter of 2003, the Company entered into a credit agreement (the "Credit Agreement") with various banks which provided for an aggregate multi-currency borrowing capacity as well as the ability to issue letters of credit totaling $200.0 million. The Credit Agreement expires December 12, 2007. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.40%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.125% on the outstanding borrowings if such amounts exceed 33% of the total amount committed, or approximately $66.0 million. The Credit Agreement also contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company was in compliance with all loan covenants at year-end. The entire amount of the facility was available for borrowing at December 31, 2003.

The Company has two series of convertible debentures outstanding. The first series consists of twenty-year zero-coupon convertible debentures with an aggregate principal amount at maturity of approximately $320.8 million. The holders of these debentures have the right to require the Company to repurchase the debentures on May 17, 2004 at an aggregate price of approximately $259.5 million. Accordingly, this obligation has been classified as a current liability as of December 31, 2003 in the Company's consolidated balance sheet. The holders of the second series of debentures, aggregating $200.0 million, cannot require the Company to repurchase the debentures until May 2006.

The Company currently believes it will be required to repurchase the first series of convertible debentures during the second quarter of 2004. The Company intends to repurchase these debentures with the proceeds of a new debt issuance. If the Company cannot execute a debt issuance on satisfactory terms, the Company would be forced to fund the repurchase of the debentures with proceeds from the Credit Agreement and available cash balances. Should this occur, the Company's available liquidity would be negatively impacted.

In January 2004, the Company reached an agreement to acquire Petreco International, a Houston-headquartered supplier of oil and gas separation products, for approximately $90 million, net of cash acquired and debt assumed. Petreco's 2003 revenues were approximately $117 million, and income before taxes was approximately $12 million.

The Company currently expects to fund expenditures for capital requirements (estimated to be approximately $70 million for 2004) and the Petreco acquisition, as well as general liquidity needs, from available cash and short-term investment balances, cash generated from operating activities and amounts available under the Credit Agreement.

During the third quarter of 2003, the Company terminated two forward purchase agreements with a third-party financial institution covering a total of 1,006,500 shares of the Company's common stock by paying the third-party financial institution approximately $38.0 million. As a result of the termination, the Company acquired the 1,006,500 shares from the third-party financial institution and recorded the acquired shares as treasury stock. See Note 1 of the Notes to Consolidated Financial Statements.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2003.

| *(dollars in millions)* | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less Than 1 Year** | **1 - 3 Years** | **4 - 5 Years** | **After 5 Years** | |
| Debt | $ 461.7 | $261.5 | $ 0.2 | $ 200.0 | $ — | (a) |
| Capital lease obligations | 7.5 | 3.6 | 3.5 | 0.4 | — | (b) |
| Operating leases | 96.9 | 13.3 | 17.7 | 13.5 | 52.4 | |
| Total contractual cash obligations | $ 566.1 | $278.4 | $ 21.4 | $ 213.9 | $ 52.4 | |

(a) See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company's debentures, that would allow for redemption of the zero-coupon debentures beginning in 2004 and for redemption of the interest-bearing debentures beginning in 2006.

(b) Payments shown include interest.

| *(dollars in millions)* | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| **Other Commercial Obligations and Off-Balance Sheet Arrangements** | **Total Commitment** | **Less Than 1 Year** | **1 - 3 Years** | **4 - 5 Years** | **After 5 Years** |
| Committed lines of credit | $ 200.0 | $ — | $ — | $ 200.0 | $ — |
| Standby letters of credit | 137.6 | 66.2 | 55.2 | 0.1 | 16.1 |
| Bank guarantees and letters of credit | 23.8 | — | 10.0 | 1.5 | 12.3 |
| Guarantees of a portion of joint venture debt | 1.5 | — | 1.5 | — | — |
| Total commercial commitments | $ 362.9 | $ 66.2 | $ 66.7 | $ 201.6 | $ 28.4 |

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2003, the Company had $161.4 million of letters of credit and bank guarantees outstanding. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

### Factors That May Affect Financial Condition and Future Results

*Changes in the U.S. rig count have historically impacted the Company's orders.*

Historically, the Company's surface and distributor valve businesses in the U.S. market have tracked changes in the U.S. rig count. However, this correlation did not exist in 2003. The average U.S. rig count increased approximately 24% during the year while the Company's U.S. surface and U.S. distributor valve orders were essentially flat. The Company believes its surface and distributor valve businesses were negatively impacted by the lack of drilling activity in the Gulf of Mexico, fewer completions of onshore high-temperature/high-pressure wells and a lower level of infrastructure development in the U.S. Such activity typically generates higher orders for the Company as compared to onshore shallow well activity.

*Execution of deepwater subsea systems projects exposes the Company to new risks.*

The Company continues to expand into the deepwater subsea systems market. This market is significantly different from the Company's other markets since deepwater subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Deepwater subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for 10.8%, 4.3% and 0.6% of total revenues in 2003, 2002 and 2001, respectively. During the fourth quarter of 2003, the Company experienced numerous shipment delays on its deepwater subsea systems contracts. Accordingly, the Company was unable to recognize revenue in 2003 on the delayed shipments, which had an aggregate sales value of approximately $30 million. The Company expects to recognize this revenue in 2004. Additionally, the Company incurred approximately $10.8 million of incremental costs related to these subsea contracts, which was reflected as cost of sales in the fourth quarter of 2003. The Company also recorded $5.4 million of estimated liquidated damages that could be assessed by Cameron's customers as a result of the delays experienced during the fourth quarter of 2003. To the extent the Company continues to experience difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. As of December 31, 2003, the Company had a deepwater subsea backlog of approximately $373.3 million.

*Fluctuations in worldwide currency markets can impact the Company's profitability.*

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the Euro and other currencies. This occurred throughout 2003. The Company estimates that its gross profit, as a percentage of revenue, was negatively impacted by 0.4% during 2003 as a result of the weakening U.S. dollar. To the extent the U.S. dollar continues to weaken, future profitability could be negatively impacted.

*Increases in the cost of metals used in the Company's manufacturing processes could negatively impact the Company's profitability.*

During the latter part of 2003, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company's products began to increase significantly. Certain of the Company's suppliers are beginning to attempt to pass these increases on to the Company. If the Company is not successful in raising its prices on products that are manufactured from these metals, future profitability may be negatively impacted.

*Cooper Compression's aftermarket revenues associated with legacy equipment are declining.*

Approximately 39% of Cooper Compression's revenues come from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time, and are gradually being replaced. As this installed base of legacy equipment declines, the Company's potential market for parts orders is also reduced. In recent years, the Company's revenues from replacement parts associated with legacy equipment have declined nominally.

*Changes in the financial condition of the Company's customers could impact the Company's business.*

Erosion of the financial condition of customers could adversely affect the Company's business with regard to both receivables exposure and future revenue realization. In both the Cooper Compression and CCV divisions, a significant portion of revenues for 2001 through 2003 were derived from several domestic customers in the pipeline and gas compression business that are reported to be experiencing financial and/or other difficulties related to their capitalization. The Company believes that these difficulties have negatively impacted the Company's business with these customers, particularly in the Cooper Compression division. To the extent these customers' difficulties continue, worsen, and/or result in further curtailments of their expenditures, the Company's revenues and earnings will continue to be negatively affected.

*Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company's sales and profitability.*

Demand for most of the Company's products and services, and therefore its revenues, depend to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

- the demand for oil and gas, which is impacted by economic and political conditions and weather;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;
- the level of production from non-OPEC countries;
- governmental policies regarding exploration and development of oil and gas reserves;
- the political environments of oil and gas producing regions, including the Middle East;
- the depletion rates of gas wells in North America; and
- advances in exploration and development technology.

*The Company's international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business.*

The Company has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, the Middle East and the Asia-Pacific region. Additionally, the Company purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in countries such as India, South Korea, Taiwan and China. The risks of international business that the Company is exposed to include the following:

- volatility in general economic, social and political conditions;
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- inability to repatriate income or capital;
- changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, trade partners and investment decisions;
- reductions in the number or capacity of qualified personnel; and
- seizure of equipment.

*Implementation of a new enterprise-wide software system could disrupt the Company's business processes.*

The Company is in the process of implementing a new enterprise-wide software system. During October 2002, the Company converted the U.S. and Canadian operations of Cameron and CCV to the new system. During 2003, the Company converted Cooper Compression, as well as various foreign subsidiaries, to the new system. The Company's remaining operations are expected to be converted to the new system during 2004. Any disruption in this implementation could negatively affect the Company's ability to develop, procure, manufacture and/or deliver products, and could disrupt the Company's financial reporting system.

*Changes in the equity and debt markets impact pension expense and funding requirements for the Company's defined benefit plans.*

The Company accounts for its defined benefit pension plans in accordance with FAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets from 2000 through 2002, the plan assets earned a rate of return substantially less than the assumed long-term rate of return during this period. As a result, expense associated with the Company's pension plans has increased significantly from the level recognized historically.

Additionally, FAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $18.7 million to its pension plans during 2003 and $27.1 million in 2002. If the Company's pension assets perform poorly in the future, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts to the pension plans.

*The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.*

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

*Excess cash can be invested in marketable securities, which may subject the Company to potential losses.*

The Company has invested in publicly-traded debt and equity securities from time to time. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies, can affect the market value of the Company's short-term investments.

### Environmental Remediation

The cost of environmental remediation and compliance has not been a material expense for the Company during any of the periods presented. The Company has been identified as a potentially responsible party (PRP) with respect to three sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. The Company's involvement at two of the sites is believed to be at a de minimis level. The third site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas.

Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations.

The Company has estimated its liability for environmental exposures, and the Company's consolidated financial statements included a liability balance of $9.9 million for these matters at December 31, 2003. Cash expenditures for the Company's known environmental exposures are expected to be incurred over the next twenty years, depending on the site. For the known exposures, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined based upon the monitoring or remediation plans set forth in these work plans and have not been reduced by possible recoveries from third parties. These cost estimates are reviewed on an annual basis or more frequently if circumstances occur which indicate a review is warranted. The Company's estimates include equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe that the losses for the known exposures will exceed the current accruals by material amounts, but there can be no assurances to this effect.

### Market Risk Information

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain limited instances, the Company has historically entered into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2003, there were no outstanding forward foreign currency exchange contracts.

## REPORT OF INDEPENDENT AUDITORS

**To the Board of Directors and Stockholders**
**Cooper Cameron Corporation**

We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2003 and 2002 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Houston, Texas
January 27, 2004

## CONSOLIDATED RESULTS OF OPERATIONS

*(dollars in thousands, except per share data)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Revenues | **$ 1,634,346** | $ 1,538,100 | $ 1,562,899 |
| Costs and expenses: | | | |
| Cost of sales (exclusive of depreciation and amortization) | **1,181,650** | 1,102,504 | 1,081,078 |
| Selling and administrative expenses | **288,569** | 273,105 | 251,303 |
| Depreciation and amortization | **83,565** | 77,907 | 83,095 |
| Interest income | **(5,198)** | (8,542) | (8,640) |
| Interest expense | **8,157** | 7,981 | 13,481 |
| Total costs and expenses | **1,556,743** | 1,452,955 | 1,420,317 |
| Income before income taxes and cumulative effect of accounting change | **77,603** | 85,145 | 142,582 |
| Income tax provision | **(20,362)** | (24,676) | (44,237) |
| Income before cumulative effect of accounting change | **57,241** | 60,469 | 98,345 |
| Cumulative effect of accounting change | **12,209** | — | — |
| Net income | **$ 69,450** | $ 60,469 | $ 98,345 |
| Basic earnings per share: | | | |
| Before cumulative effect of accounting change | **$ 1.05** | $ 1.12 | $ 1.82 |
| Cumulative effect of accounting change | **0.23** | — | — |
| Net income | **$ 1.28** | $ 1.12 | $ 1.82 |
| Diluted earnings per share: | | | |
| Before cumulative effect of accounting change | **$ 1.04** | $ 1.10 | $ 1.75 |
| Cumulative effect of accounting change | **0.21** | — | — |
| Net income | **$ 1.25** | $ 1.10 | $ 1.75 |

The Notes to Consolidated Financial Statements are an integral part of these statements.

## CONSOLIDATED BALANCE SHEETS

*(dollars in thousands, except shares and per share data)*

| | December 31, | |
|---|---|---|
| | **2003** | **2002** |
| **Assets** | | |
| Cash and cash equivalents | **$ 292,116** | $ 273,800 |
| Short-term investments | **22,033** | 25,290 |
| Receivables, net | **316,135** | 304,821 |
| Inventories, net | **473,207** | 387,218 |
| Other | **44,210** | 26,732 |
| Total current assets | **1,147,701** | 1,017,861 |
| Plant and equipment, at cost less accumulated depreciation | **471,333** | 475,914 |
| Goodwill, less accumulated amortization | **316,098** | 301,882 |
| Other assets | **205,553** | 202,013 |
| Total assets | **$ 2,140,685** | $ 1,997,670 |
| **Liabilities and stockholders' equity** | | |
| Current portion of long-term debt | **$ 265,011** | $ 4,870 |
| Accounts payable and accrued liabilities | **397,326** | 354,377 |
| Accrued income taxes | **17,582** | 15,563 |
| Total current liabilities | **679,919** | 374,810 |
| Long-term debt | **204,061** | 462,942 |
| Postretirement benefits other than pensions | **43,446** | 45,161 |
| Deferred income taxes | **46,049** | 45,641 |
| Other long-term liabilities | **30,487** | 27,813 |
| Total liabilities | **1,003,962** | 956,367 |
| Stockholders' equity: | | |
| Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,933,658 shares issued (54,566,054 at December 31, 2002) | **549** | 546 |
| Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding | **—** | — |
| Capital in excess of par value | **957,912** | 949,188 |
| Retained earnings | **177,597** | 108,147 |
| Accumulated other elements of comprehensive income | **55,329** | (14,789) |
| Less: Treasury stock, 1,130,600 shares at December 31, 2003 (54,954 shares at December 31, 2002) | **(54,664)** | (1,789) |
| Total stockholders' equity | **1,136,723** | 1,041,303 |
| Total liabilities and stockholders' equity | **$ 2,140,685** | $ 1,997,670 |

The Notes to Consolidated Financial Statements are an integral part of these statements.

## CONSOLIDATED CASH FLOWS

*(dollars in thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Cash flows from operating activities: | | | |
| Net income | **$ 69,450** | $ 60,469 | $ 98,345 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | **68,242** | 67,053 | 63,073 |
| Amortization | **15,323** | 10,854 | 20,022 |
| Cumulative effect of accounting change | **(12,209)** | — | — |
| Deferred income taxes and other | **(979)** | (1,283) | 27,446 |
| Changes in assets and liabilities, net of translation, acquisitions and non-cash items: | | | |
| Receivables | **3,212** | 15,632 | (36,511) |
| Inventories | **(59,843)** | 67,960 | (40,277) |
| Accounts payable and accrued liabilities | **44,620** | (9,579) | 23,342 |
| Other assets and liabilities, net | **(26,199)** | (33,281) | (30,518) |
| Net cash provided by operating activities | **101,617** | 177,825 | 124,922 |
| Cash flows from investing activities: | | | |
| Capital expenditures | **(64,665)** | (82,148) | (125,004) |
| Acquisitions | **—** | (67,750) | (51,778) |
| Purchases of short-term investments | **(154,523)** | (45,862) | (101,088) |
| Sales of short-term investments | **157,910** | 124,395 | 1,156 |
| Proceeds from sale of Cameron division headquarters building and other property | **—** | 39,460 | — |
| Other | **9,172** | 6,588 | 5,106 |
| Net cash used for investing activities | **(52,106)** | (25,317) | (271,608) |
| Cash flows from financing activities: | | | |
| Loan repayments, net | **(496)** | (7,448) | (179,080) |
| Debentures issued | **—** | — | 450,000 |
| Debenture issuance costs | **—** | — | (8,364) |
| Purchase of treasury stock | **(48,652)** | — | (25,082) |
| Activity under stock option plans and other | **1,280** | 5,156 | 6,316 |
| Net cash provided by (used for) financing activities | **(47,868)** | (2,292) | 243,790 |
| Effect of translation on cash | **16,673** | 11,944 | (2,030) |
| Increase in cash and cash equivalents | **18,316** | 162,160 | 95,074 |
| Cash and cash equivalents, beginning of year | **273,800** | 111,640 | 16,566 |
| Cash and cash equivalents, end of year | **$ 292,116** | $ 273,800 | $ 111,640 |

The Notes to Consolidated Financial Statements are an integral part of these statements.

**CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY**

*(dollars in thousands)*

| | Common stock | Capital in excess of par value | Retained earnings (deficit) | Accumulated other elements of comprehensive income | Treasury stock | Total |
|---|---|---|---|---|---|---|
| Balance – December 31, 2000 | $ 540 | $ 929,511 | $ (50,667) | $ (37,105) | $ — | $ 842,279 |
| Net income | | | 98,345 | | | 98,345 |
| Foreign currency translation | | | | (15,681) | | (15,681) |
| Minimum pension liability, net of $35 in taxes | | | | 57 | | 57 |
| Change in fair value of short-term investments | | | | (321) | | (321) |
| Comprehensive income | | | | | | 82,400 |
| Purchase of treasury stock | | | | | (25,082) | (25,082) |
| Common stock issued under stock option and other employee benefit plans | 6 | 14,828 | | | 1,748 | 16,582 |
| Tax benefit of employee stock benefit plan transactions | | 7,129 | | | | 7,129 |
| Costs related to forward stock purchase agreement | | (27) | | | | (27) |
| Balance – December 31, 2001 | 546 | 951,441 | 47,678 | (53,050) | (23,334) | 923,281 |
| Net income | | | 60,469 | | | 60,469 |
| Foreign currency translation | | | | 38,005 | | 38,005 |
| Minimum pension liability, net of $56 in taxes | | | | 91 | | 91 |
| Change in fair value of short-term investments, net of $56 in taxes | | | | 165 | | 165 |
| Comprehensive income | | | | | | 98,730 |
| Common stock issued under stock option and other employee benefit plans | | (4,729) | | | 21,545 | 16,816 |
| Tax benefit of employee stock benefit plan transactions | | 2,944 | | | | 2,944 |
| Costs related to forward stock purchase agreements and other | | (468) | | | | (468) |
| Balance – December 31, 2002 | 546 | 949,188 | 108,147 | (14,789) | (1,789) | 1,041,303 |
| Net income | | | **69,450** | | | **69,450** |
| Foreign currency translation | | | | **70,908** | | **70,908** |
| Minimum pension liability, net of $433 in taxes | | | | **(699)** | | **(699)** |
| Change in fair value of short-term investments, net of $56 in taxes | | | | **(91)** | | **(91)** |
| Comprehensive income | | | | | | **139,568** |
| Purchase of treasury stock | | | | | **(60,694)** | **(60,694)** |
| Common stock issued under stock option and other employee benefit plans | **3** | **4,447** | | | **7,819** | **12,269** |
| Tax benefit of employee stock benefit plan transactions | | **4,831** | | | | **4,831** |
| Costs related to forward stock purchase agreements and other | | **(554)** | | | | **(554)** |
| Balance – December 31, 2003 | **$ 549** | **$ 957,912** | **$ 177,597** | **$ 55,329** | **$ (54,664)** | **$ 1,136,723** |

The Notes to Consolidated Financial Statements are an integral part of these statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1: Summary of Major Accounting Policies

*Company Operations* — Cooper Cameron Corporation (the Company or Cooper Cameron) is engaged primarily in the manufacture of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Cooper Cameron also manufactures and services air and gas compressors and turbochargers.

*Principles of Consolidation* — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company's operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

*Estimates in Financial Statements* — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*Revenue Recognition* — The Company generally recognizes revenue once the following four criteria are met: (i) a written contract or purchase order exists, (ii) delivery of the equipment has occurred or the customer has inspected, tested and accepted the equipment (if required by the contract) or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured.

*Short-term Investments* — Investments in available for sale marketable debt and equity securities are carried at market value, based on quoted market prices. Differences between cost and market value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. The realized gains on short-term investments included in the Consolidated Results of Operations were $278,000, $2,547,000 and $283,000 for the years ended December 31, 2003, 2002 and 2001, respectively. If the Company determines that a loss is other than temporary, such loss will be charged to earnings.

*Receivables* — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of the specific customer.

*Inventories* — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 56% of inventories in 2003 and 64% in 2002 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2003 and 2002, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $15,932,000 and $97,000 in 2003 and 2002, respectively.

*Plant and Equipment* — Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. The range of estimated useful lives are: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and office furniture and equipment, capitalized software, tooling, dies, patterns and all other - 3 to 10 years.

*Goodwill* — Prior to 2002, goodwill arising from purchase acquisitions was being amortized over 40 years from respective acquisition dates, with minor exceptions. The Company considered this amortization period to be appropriate due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Through December 31, 2001, the carrying value of the Company's goodwill was reviewed at the division level at least annually or whenever there were indications that the goodwill might be impaired. With the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), effective January 1, 2002, the Company no longer amortizes goodwill and reviews goodwill at least annually for impairment at the reporting unit level. The Company's reporting units for FAS 142 purposes are Cameron, CCV, Cooper Energy Services and Cooper Turbocompressor. Cooper Energy Services and Cooper Turbocompressor are combined for segment reporting purposes in the Cooper Compression segment (see Note 13 of the Notes to Consolidated Financial Statements for further discussion of the Company's business segments).

The initial evaluation upon adoption, as well as the 2003 and 2002 annual evaluations, indicated that no impairment of goodwill was required.

*Income Taxes* — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

*Environmental Remediation and Compliance* — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

*Product Warranty* — Estimated warranty expense is accrued either at the time of sale or, in some cases, when specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

*Stock-Based Compensation* — At December 31, 2003, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense based on the number of shares that vest in each period.

| | Year Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands, except per share data)* | **2003** | **2002** | **2001** |
| Net income, as reported | **$ 69,450** | $ 60,469 | $ 98,345 |
| Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax | **(23,093)** | (22,753) | (31,270) |
| Pro forma net income | **$ 46,357** | $ 37,716 | $ 67,075 |
| Earnings per share: | | | |
| Basic - as reported | **$1.28** | $1.12 | $1.82 |
| Basic - pro forma | **$0.85** | $0.70 | $1.24 |
| Diluted - as reported | **$1.25** | $1.10 | $1.75 |
| Diluted - pro forma | **$0.84** | $0.68 | $1.21 |

*Derivative Financial Instruments* — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, net of tax, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The Company had no outstanding derivatives at December 31, 2003 or 2002.

*Cash Equivalents* — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

*Foreign Currency* — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Non-U.S. dollar monetary assets and liabilities, and the related revenue, expense, gain and loss accounts of these foreign subsidiaries and branches are remeasured at year-end exchange rates. Non-U.S. dollar non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $5,716,000, $(1,147,000) and $1,767,000 for the years 2003, 2002 and 2001, respectively.

*Reclassifications* — Certain prior year amounts have been reclassified to conform to the current year presentation.

*Adoption of New Accounting Standards* — In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), which became effective for the Company as of the beginning of the third quarter of 2003. FAS 150 affected the Company's accounting for its two forward purchase agreements covering 1,006,500 shares of the Company's common stock. Prior to the adoption of FAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of FAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12,209,000. This amount has been reflected as the cumulative effect of an accounting change in the Company's consolidated results of operations. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $37,992,000 to purchase the shares covered by these agreements. These shares have been reflected as treasury stock in the Company's consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50,034,000. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $167,000, was recognized in the Company's consolidated results of operations.

The Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, in 2003. The interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. This interpretation did not have any impact on the Company's consolidated financial statements.

**Note 2: Plant Closing, Business Realignment and Other Related Costs**

Plant closing, business realignment and other related costs by segment for the last three years were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2001** |
| Amounts included in costs of sales: | | | |
| Cooper Compression | $ — | $ 11,214 | $ — |
| Amounts included in selling and administrative expenses: | | | |
| Cameron | **5,784** | 6,275 | — |
| CCV | — | — | — |
| Cooper Compression | **3,137** | 14,637 | 20,159 |
| Corporate | **5,652** | 1,193 | — |
| | **14,573** | 22,105 | 20,159 |
| Total costs | **$ 14,573** | $ 33,319 | $ 20,159 |

During 2003, the Company's selling and administrative expenses included plant closing, business realignment and other related costs totaling $14,573,000. This amount was comprised of (i) $6,181,000 for employee severance at Cameron and at Cooper Compression, (ii) $1,240,000 of other plant closure costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4,646,000 related to the Company's unsuccessful efforts to acquire a certain oil service business, (iv) $1,006,000 related to the Company's international tax restructuring activities, which were begun in 2002, and (v) $1,500,000 related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.

During 2002, the Company recorded $33,319,000 of costs related to plant closing, business realignment and other related activities. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of: (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company's other divisions consisted of: (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company's international tax restructuring activities.

During 2001, Cooper Compression recorded $20,159,000 of costs related to the consolidation of the manufacturing operations, closing obsolete facilities and discontinuing the manufacture of new Superior engines in its gas compression business. The costs during 2001 consisted primarily of: (i) $4,516,000 of employee severance and various relocation costs, (ii) $2,544,000 of contract cancellation costs, and (iii) $11,579,000 of plant shutdown costs. Included in the plant shutdown costs were $4,088,000 of costs incurred by the Superior engine business during the shutdown period.

The number of employees terminated as a result of the above actions was approximately 266, 210 and 190 in 2003, 2002 and 2001, respectively.

A summary of the impact on various liability accounts associated with the aforementioned costs incurred during the year ended December 31, 2003 follows:

| *(dollars in thousands)* | Balance at Beginning of Year | Additions | Cash Disbursements | Balance at End of Year |
|---|---|---|---|---|
| Severance | $ 2,125 | $ 6,181 | $ (6,984) | $ 1,322 |
| Facility closure | 8,194 | 1,240 | (4,561) | 4,873 |
| Retained liabilities from sale of Rotating business | 3,313 | — | (1,534) | 1,779 |
| International tax restructuring | 500 | 1,006 | (1,506) | — |
| Environmental | 5,000 | — | (620) | 4,380 |
| Costs associated with an unsuccessful acquisition | — | 4,646 | (4,165) | 481 |
| Litigation settlement | — | 1,500 | (1,500) | — |
| Total | $ 19,132 | $ 14,573 | $ (20,870) | $ 12,835 |

**Note 3: Acquisitions**

During 2002, the Company's acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in goodwill of approximately $29,317,000, the majority of which resides in the CCV segment.

During 2001, the Company's acquisitions consisted primarily of two aftermarket parts and service suppliers in the Cooper Compression division and a supplier of motion compensation solutions in the Cameron division. Cash and debt consideration for these acquisitions totaled $55,350,000 and resulted in goodwill of approximately $27,193,000.

**Note 4: Receivables**

Receivables consisted of the following:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Trade receivables | **$ 304,761** | $ 297,571 |
| Other receivables | **13,197** | 9,420 |
| Allowance for doubtful accounts | **(1,823)** | (2,170) |
| | **$ 316,135** | $ 304,821 |

**Note 5: Inventories**

Inventories consisted of the following:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Raw materials | **$ 38,766** | $ 37,078 |
| Work-in-process | **142,328** | 99,417 |
| Finished goods, including parts and subassemblies | **360,154** | 329,151 |
| Other | **2,183** | 1,818 |
| | **543,431** | 467,464 |
| Excess of current standard costs over LIFO costs | **(32,907)** | (44,891) |
| Allowance for obsolete and excess inventory | **(37,317)** | (35,355) |
| | **$ 473,207** | $ 387,218 |

**Note 6: Plant and Equipment, Goodwill and Other Assets**

Plant and equipment consisted of the following:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Land and land improvements | **$ 39,137** | $ 38,140 |
| Buildings | **203,072** | 185,267 |
| Machinery and equipment | **531,121** | 493,876 |
| Tooling, dies, patterns, etc. | **51,141** | 48,119 |
| Office furniture & equipment | **96,603** | 91,991 |
| Capitalized software | **114,332** | 110,538 |
| Assets under capital leases | **21,786** | 21,940 |
| All other | **13,116** | 13,316 |
| Construction in progress | **27,925** | 27,799 |
| | **1,098,233** | 1,030,986 |
| Accumulated depreciation | **(626,900)** | (555,072) |
| | **$ 471,333** | $ 475,914 |

During the fourth quarter of 2002, the Company entered into a sale-leaseback transaction involving the Cameron division headquarters building. The sale of the building resulted in net proceeds to the Company of approximately $31,000,000. The building is being leased back from the purchaser over a 22-year period (with options for renewals totaling an additional 15 years) at an initial rate of approximately $2,400,000 per year. This transaction was accounted for as a sale and subsequent operating lease, resulting in the removal of the building from the Company's plant and equipment balances and a deferral of the related $0.6 million gain, which is being amortized over the initial 22-year term of the lease.

Goodwill consisted of the following:

| | December 31, 2003 | | | December 31, 2002 | | |
|---|---|---|---|---|---|---|
| *(dollars in thousands)* | **Gross** | **Accumulated Amortization** | **Net Book Value** | **Gross** | **Accumulated Amortization** | **Net Book Value** |
| Cameron | **$ 277,119** | **$ (131,212)** | **$ 145,907** | $ 257,657 | $ (121,036) | $ 136,621 |
| CCV | **148,134** | **(40,165)** | **107,969** | 142,453 | (39,414) | 103,039 |
| Cooper Compression | **103,186** | **(40,964)** | **62,222** | 103,186 | (40,964) | 62,222 |
| | **$ 528,439** | **$ (212,341)** | **$ 316,098** | $ 503,296 | $ (201,414) | $ 301,882 |

Changes to goodwill balances are largely related to changes in foreign currency exchange rates applied to goodwill denominated in currencies other than the U.S. dollar.

Other assets consisted of the following:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Long-term prepaid benefit costs of defined benefit pension plans | **$ 121,515** | $ 107,151 |
| Deferred income taxes | **52,086** | 67,517 |
| Intangible assets related to pension plans | **116** | 175 |
| Other intangibles: | | |
| Gross | **12,492** | 11,004 |
| Accumulated amortization | **(8,978)** | (7,619) |
| Other | **28,322** | 23,785 |
| | **$ 205,553** | $ 202,013 |

In June 2001, the FASB issued FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. Following are the pro forma amounts that would have been reported had FAS 142 been effective as of January 1, 2001:

| *(dollars in thousands, except per share data)* | Year Ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Reported net income | **$ 69,450** | $ 60,469 | $ 98,345 |
| Add back goodwill amortization | **—** | — | 10,719 |
| Pro forma net income | **$ 69,450** | $ 60,469 | $ 109,064 |
| Basic earnings per share: | | | |
| Reported earnings per share | **$ 1.28** | $ 1.12 | $ 1.82 |
| Add back goodwill amortization | **—** | — | 0.19 |
| Pro forma earnings per share | **$ 1.28** | $ 1.12 | $ 2.01 |
| Diluted earnings per share: | | | |
| Reported earnings per share | **$ 1.25** | $ 1.10 | $ 1.75 |
| Add back goodwill amortization | **—** | — | 0.18 |
| Pro forma earnings per share | **$ 1.25** | $ 1.10 | $ 1.93 |

Amortization associated with the Company's capitalized software and other amortizable intangibles (primarily patents, trademarks and other) recorded as of December 31, 2003 is expected to approximate $11,302,000, $5,879,000, $5,315,000, $5,098,000 and $4,649,000 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

**Note 7: Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities consisted of the following:

| *(dollars in thousands)* | December 31, 2003 | 2002 |
|---|---|---|
| Trade accounts and accruals | **$ 275,248** | $ 206,002 |
| Salaries, wages and related fringe benefits | **62,976** | 59,059 |
| Payroll and other taxes | **20,419** | 20,170 |
| Product warranty | **5,333** | 5,912 |
| Deferred income taxes | **12,074** | 32,904 |
| Accruals for plant closing, business realignment and other related costs | **3,981** | 11,705 |
| Other | **17,295** | 18,625 |
| | **$ 397,326** | $ 354,377 |

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in thousands):

| Balance December 31, 2002 | Warranty Provisions During the Year | Charges Against Accrual | Translation and Other | Balance December 31, 2003 |
|---|---|---|---|---|
| $5,912 | 7,591 | (8,474) | 304 | $5,333 |

### Note 8: Employee Benefit Plans

Total net benefit expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2001** | **2003** | **2002** | **2001** |
| Service cost | **$ 6,597** | $ 6,359 | $ 5,971 | **$ 11** | $ 13 | $ 48 |
| Interest cost | **19,842** | 20,021 | 18,721 | **3,118** | 2,936 | 3,090 |
| Expected return on plan assets | **(23,440)** | (25,572) | (29,543) | **—** | — | — |
| Amortization of prior service cost | **(467)** | (346) | (351) | **(80)** | (137) | (136) |
| Amortization of losses (gains) and other | **7,838** | 4,322 | (5,466) | **—** | (500) | (200) |
| Net periodic benefit expense (income) | **10,370** | 4,784 | (10,668) | **3,049** | 2,312 | 2,802 |
| Curtailment gain | **—** | — | (577) | **—** | — | — |
| Termination benefit expense | **—** | — | 839 | **—** | — | — |
| Total net benefit expense (income) | **$ 10,370** | $ 4,784 | $ (10,406) | **$ 3,049** | $ 2,312 | $ 2,802 |
| Net benefit expense (income): | | | | | | |
| U.S. plans | **$ 5,957** | $ 2,388 | $ (7,500) | **$ 3,049** | $ 2,312 | $ 2,802 |
| Foreign plans | **4,413** | 2,396 | (2,906) | **—** | — | — |
| | **$ 10,370** | $ 4,784 | $ (10,406) | **$ 3,049** | $ 2,312 | $ 2,802 |

The change in the benefit obligations associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2003** | **2002** |
| Benefit obligation at beginning of year | **$ 306,309** | $ 299,997 | **$ 47,472** | $ 41,680 |
| Service cost | **6,597** | 6,359 | **11** | 13 |
| Interest cost | **19,842** | 20,021 | **3,118** | 2,936 |
| Plan participants' contributions | **817** | 751 | **—** | — |
| Amendments | **(2,131)** | 31 | **(3,825)** | — |
| Actuarial losses (gains) | **30,735** | (14,970) | **611** | 7,754 |
| Exchange rate changes | **17,631** | 14,018 | **—** | — |
| Benefits paid directly or from plan assets | **(20,279)** | (19,898) | **(4,763)** | (4,911) |
| Benefit obligation at end of year | **$ 359,521** | $ 306,309 | **$ 42,624** | $ 47,472 |
| Benefit obligations at end of year: | | | | |
| U.S. plans | **$ 186,728** | $ 169,139 | **$ 42,624** | $ 47,472 |
| Foreign plans | **172,793** | 137,170 | **—** | — |
| | **$ 359,521** | $ 306,309 | **$ 42,624** | $ 47,472 |

The total accumulated benefit obligation for the Company's defined benefit pension plans was $338,198,000 and $287,534,000 at December 31, 2003 and 2002, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2003** | **2002** |
| Fair value of plan assets at beginning of year | **$ 286,150** | $ 295,074 | **$ —** | $ — |
| Actual return on plan assets | **38,735** | (32,687) | **—** | — |
| Actuarial gains | **1,927** | 2,969 | **—** | — |
| Company contributions | **18,678** | 27,124 | **4,763** | 4,911 |
| Plan participants' contributions | **817** | 751 | **—** | — |
| Exchange rate changes | **15,697** | 12,617 | **—** | — |
| Benefits paid from plan assets | **(19,708)** | (19,698) | **(4,763)** | (4,911) |
| Fair value of plan assets at end of year | **$ 342,296** | $ 286,150 | **$ —** | $ — |
| Fair value of plan assets at end of year: | | | | |
| U.S. plans | **$ 186,288** | $ 163,666 | **$ —** | $ — |
| Foreign plans | **156,008** | 122,484 | **—** | — |
| | **$ 342,296** | $ 286,150 | **$ —** | $ — |

Asset investment allocations for the Company's main defined benefit pension and postretirement benefit plans in the United States and the United Kingdom, which account for over 98% of total plan assets, are as follows:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| U.S. plan: | | | | |
| Equity securities | **58%** | 52% | **—** | — |
| Fixed income debt securities and cash | **42%** | 48% | **—** | — |
| U.K. plan: | | | | |
| Equity securities | **50%** | 57% | **—** | — |
| Fixed income debt securities and cash | **50%** | 43% | **—** | — |

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2003 and 2002, the investment strategy has been designed to approximate the performance of market indexes.

During 2003, the Company made contributions totaling $18,678,000 to the assets of its various defined benefit plans. Such contributions for 2004 are currently expected to approximate $10,000,000, assuming no change in the current discount rate or expected investment earnings.

The net assets (liabilities) associated with the Company's defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2003** | **2002** |
| Plan assets less than benefit obligations at end of year | **$ (17,225)** | $ (20,159) | **$ (42,624)** | $ (47,472) |
| Unrecognized net loss | **137,503** | 124,734 | **3,089** | 2,477 |
| Unrecognized prior service cost | **(4,039)** | (2,380) | **(3,911)** | (166) |
| Unrecognized net transition obligation | **—** | 50 | **—** | — |
| Prepaid (accrued) pension cost | **116,239** | 102,245 | **(43,446)** | (45,161) |
| Underfunded plan adjustments recognized: | | | | |
| Accrued minimum liability | **(1,637)** | (563) | **—** | — |
| Intangible asset | **116** | 175 | **—** | — |
| Accumulated other comprehensive income, net of tax | **939** | 240 | **—** | — |
| Net assets (liabilities) recognized on balance sheet at end of year | **$ 115,657** | $ 102,097 | **$ (43,446)** | $ (45,161) |

| *(dollars in thousands)* | Pension Benefits 2003 | Pension Benefits 2002 | Postretirement Benefits 2003 | Postretirement Benefits 2002 |
|---|---|---|---|---|
| Balance sheet classification at end of year: | | | | |
| Assets recognized: | | | | |
| U.S. plans | **$ 66,478** | $ 62,011 | **$ —** | $ — |
| Foreign plans | **55,153** | 45,315 | **—** | — |
| Liabilities recognized: | | | | |
| U.S. plans | **(3,707)** | (3,374) | **(43,446)** | (45,161) |
| Foreign plans | **(3,206)** | (2,095) | **—** | — |
| Accumulated other comprehensive income, net of tax: | | | | |
| U.S. plans | **272** | 68 | **—** | — |
| Foreign plans | **667** | 172 | **—** | — |
| | **$ 115,657** | $ 102,097 | **$ (43,446)** | $ (45,161) |

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

| | Pension Benefits 2003 | Pension Benefits 2002 | Postretirement Benefits 2003 | Postretirement Benefits 2002 |
|---|---|---|---|---|
| Assumptions related to net benefit costs: | | | | |
| Domestic plans: | | | | |
| Discount rate | **7.0%** | 7.25% | **6.75%** | 7.25% |
| Expected return on plan assets | **8.9%** | 9.25% | | |
| Rate of compensation increase | **4.5%** | 4.5% | | |
| Health care cost trend rate | | | **12.0%** | 7.0% |
| Measurement date | **1/1/2003** | 1/1/2002 | **10/1/2002** | 10/1/2001 |
| International plans: | | | | |
| Discount rate | **6.0%** | 6.0 - 6.25% | | |
| Expected return on plan assets | **6.0 - 8.0%** | 6.0 - 8.5% | | |
| Rate of compensation increase | **2.75 - 4.0%** | 3.5 - 4.5% | | |
| Measurement date | **12/31/2002** | 12/31/2001 | | |
| Assumptions related to end of period benefit obligations: | | | | |
| Domestic plans: | | | | |
| Discount rate | **6.25%** | 7.0% | **6.25%** | 6.75% |
| Rate of compensation increase | **4.5%** | 4.5% | | |
| Health care cost trend rate | | | **11.0%** | 12.0% |
| Measurement date | **12/31/2003** | 12/31/2002 | **10/1/2003** | 10/1/2002 |
| International plans: | | | | |
| Discount rate | **5.5 - 5.75%** | 6.0% | | |
| Rate of compensation increase | **2.75 - 4.0%** | 2.75 - 4.0% | | |
| Measurement date | **12/31/2003** | 12/31/2002 | | |

The discount rates used for valuation calculations were lowered in 2003 to reflect the decrease in long-term interest rates. Additionally, the expected long-term rates of return on assets used to compute expense for the year ended December 31, 2003 were lowered from rates used in 2002 to reflect future investment returns and anticipated asset allocations and investment strategies.

The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted-average rate of approximately 4.5%.

The health care cost trend rate is assumed to decrease gradually from 11.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

| *(dollars in thousands)* | One-percentage-point Increase | One-percentage-point Decrease |
|---|---|---|
| Effect on total of service and interest cost components in 2003 | $ 219 | $ (193) |
| Effect on postretirement benefit obligation as of December 31, 2003 | $ 2,956 | $ (2,595) |

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

| | Projected Benefit Obligation in Excess of Plan Assets | | Accumulated Benefit Obligation in Excess of Plan Assets | |
|---|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2003** | **2002** |
| Fair value of applicable plan assets | **$ 156,464** | $ 286,150 | **$ 4,493** | $ 3,512 |
| Projected benefit obligation of applicable plans | **$ (177,012)** | $ (306,309) | | |
| Accumulated benefit obligation of applicable plans | | | **$(11,369)** | $ (8,903) |

The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering the majority of salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen with respect to new entrants effective June 14, 1996, and the Retirement Plan was frozen with respect to new entrants effective May 1, 2003. Additionally, with respect to the Retirement Plan, the basic credits to participant account balances decreased from 4% of compensation below the Social Security Wage Base plus 8% of compensation in excess of the Social Security Wage Base to 3% and 6%, respectively, and vesting for participants who had not completed three full years of vesting service as of May 1, 2003 changed from a three-year graded vesting with 33% vested after three years and 100% vested after five years to five-year cliff vesting.

In addition, the Company's domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company's expense under this plan for the years ended December 31, 2003, 2002 and 2001 amounted to $8,050,000, $8,192,000 and $7,581,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2003, 2002, and 2001 amounted to $12,810,000, $10,723,000 and $8,642,000, respectively.

Certain of the Company's employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits.

All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Effective January 1, 2004, various postretirement benefit plans were consolidated to standardize the provisions across all plans and update the plan design to control rising costs.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted by the U.S. government on December 8, 2003. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As provided by Financial Staff Position No. FAS 106-1, issued by the Financial Accounting Standards Board, the Company has elected to defer recognizing the effects of the Act in the accounting for the accumulated postretirement benefit obligations and net postretirement benefit costs of its retiree health care benefit plans until authoritative guidance on the accounting for the federal subsidy is issued or until certain other events occur, if required, for the Company to benefit from the new legislation. Such guidance or events could change previously reported information.

### Note 9: *Stock Options and Employee Stock Purchase Plan*

The Company maintains two equity compensation plans which require the approval of security holders with regard to shares available for grant — the Long-term Incentive Plan, as Amended and Restated as of November 2002 (the Long-term Incentive Plan) and the Second Amended and Restated 1995 Stock Option Plan for Non-employee Directors (the Non-employee Director Stock Option Plan). An additional plan, the Broad Based 2000 Incentive Plan (the Broad Based Incentive Plan) did not require shareholder approval of the number of shares available for grant at the time the plan was initially established. However, under new corporate governance rules recently implemented by the New York Stock Exchange and approved by the Securities and Exchange Commission, all stock compensation plans now require shareholder approval for future increases in options available for grant and for material plan amendments.

The following table summarizes stock option activity for each of the three years ended December 31:

| | Number of Shares | | | |
|---|---|---|---|---|
| | **Broad Based Incentive Plan** | **Long-term Incentive Plan** | **Non-employee Director Plan** | **Weighted-Average Exercise Prices** |
| Stock options outstanding at December 31, 2000 | 797,200 | 4,670,932 | 324,774 | $46.96 |
| Options granted | 1,180,900 | 929,490 | 67,740 | $36.57 |
| Options expired and forfeited | (46,032) | (120,230) | (10,290) | $48.13 |
| Options exercised | — | (555,385) | (45,000) | $32.01 |
| Stock options outstanding at December 31, 2001 | 1,932,068 | 4,924,807 | 337,224 | $45.03 |
| Options granted | 1,012,800 | 614,802 | 42,000 | $47.20 |
| Options expired and forfeited | (98,662) | (124,903) | (10,808) | $51.74 |
| Options exercised | (44,987) | (311,841) | (54,946) | $32.34 |
| Stock options outstanding at December 31, 2002 | 2,801,219 | 5,102,865 | 313,470 | $45.92 |
| Options granted | **274,046** | **1,397,736** | **36,000** | **$44.26** |
| Options expired and forfeited | **(164,725)** | **(302,156)** | **(65,516)** | **$53.23** |
| Options exercised | **(97,888)** | **(600,037)** | **(6,000)** | **$31.35** |
| Stock options outstanding at December 31, 2003 | **2,812,652** | **5,598,408** | **277,954** | **$46.32** |
| Weighted-average exercise price of options outstanding at December 31, 2003 | **$44.14** | **$46.97** | **$55.49** | **$46.32** |

Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2003 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| **Range of Exercise Prices** | **Number Outstanding as of 12/31/2003** | **Weighted-Average Years Remaining on Contractual Life** | **Weighted-Average Exercise Price** | **Number Exercisable as of 12/31/2003** | **Weighted-Average Exercise Price** |
| $24.19 — $34.34 | 1,756,015 | 6.45 | $31.96 | 1,306,827 | $31.61 |
| $34.69 — $42.93 | 2,368,652 | 7.94 | $42.45 | 1,064,071 | $41.97 |
| $43.66 — $48.41 | 1,850,295 | 8.51 | $46.92 | 714,875 | $46.94 |
| $48.57 — $60.25 | 1,948,568 | 5.38 | $54.15 | 1,820,671 | $54.38 |
| $60.69 — $79.94 | 765,484 | 3.57 | $69.89 | 763,151 | $69.90 |
| $24.19 — $79.94 | 8,689,014 | 6.80 | $46.32 | 5,669,595 | $47.95 |

Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year. Certain key executives also elected in 2001 to receive options in lieu of salary for the salary period ending December 31, 2002. The options granted under the Options in Lieu of Salary Program became exercisable at the end of the salary period and will expire five years after the beginning of the salary period. The Options in Lieu of Salary Program was discontinued effective January 1, 2003.

Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually and, for new directors, upon first joining the Board. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In addition, prior to January 1, 2003, directors were permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. During 2001, all directors received their full retainer for the service year 2002 in stock options. These retainer options, totaling 25,740 shares, became exercisable one year following the beginning of the retainer period and will expire five years following the beginning of the retainer period. The exercise price for all option grants is equal to the fair market value of the Company's stock at the date of grant.

As of December 31, 2003, shares reserved for future grants under the Broad Based Incentive, Long-term Incentive and Non-employee Director Stock Option Plans were 50,619, 1,962,529 and 336,012, respectively.

Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2003, 2002 and 2001 would have been $14.67, $17.09 and $15.42, respectively. The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2003, 2002 and 2001 would have been $15.45, $14.52 and $18.82, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Expected life (in years) | **3.4** | 3.3 | 3.3 |
| Risk-free interest rate | **2.6%** | 2.4% | 4.5% |
| Volatility | **41.8%** | 47.6% | 53.3% |
| Dividend yield | **0.0%** | 0.0% | 0.0% |

Further information on the impact on net income and earnings per share of using the alternative fair value method to recognize stock-based employee compensation expense may be found in Note 1 of the Notes to Consolidated Financial Statements.

***Employee Stock Purchase Plan***

Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 2003/2004 plan, more than 1,700 employees elected to purchase approximately 173,000 shares of the Company's Common stock at $40.71 per share, or 85% of the market price of the Company's Common stock on July 31, 2004, if lower. A total of 162,440 shares were purchased at $35.85 per share on July 31, 2003 under the 2002/2003 plan.

**Note 10: Long-term Debt**

The Company's debt obligations were as follows:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Convertible debentures, net of $62,446 of unamortized original issue discount ($65,643 at December 31, 2002) | **$ 458,310** | $ 455,113 |
| Other debt | **3,399** | 3,652 |
| Obligations under capital leases | **7,363** | 9,047 |
| | **469,072** | 467,812 |
| Current maturities | **(265,011)** | (4,870) |
| Long-term portion | **$ 204,061** | $ 462,942 |

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the "Zero-Coupon Convertible Debentures") with an aggregate principal amount at maturity of approximately $320,756,000. The debentures were priced at $779.41 per debenture, which represents a yield-to-maturity of approximately 1.25%. The Company has the right to redeem the Zero-Coupon Convertible Debentures anytime after three years at the issue price plus the accrued original issue discount, and the debenture holders have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. The Zero-Coupon Convertible Debentures are convertible into the Company's common stock at a rate of 8.1961 shares per debenture, representing an initial conversion price of $95.095 per share.

The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the "1.75% Convertible Debentures"). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company's common stock at a rate of 10.5158 shares per debenture, or $95.095 per share.

The net proceeds from the debentures were used to repay amounts outstanding under the Company's then-existing revolving credit agreement and other borrowings and for other purposes, including share repurchases and acquisitions.

As of December 31, 2003, the Company was party to a credit agreement (the "Credit Agreement") with various banks, which provides for a multi-currency borrowing capacity, plus the ability to issue letters of credit, totaling $200,000,000, expiring December 12, 2007. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.40%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility, plus a usage fee of 0.125% on the outstanding borrowings if such amounts exceed 33% of the total amount committed, or approximately $66,000,000. The Credit

Agreement also contains certain covenants including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2003.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries. Certain of these facilities also include annual facility fees.

Other debt, which mainly consists of acquisition-related notes, has a weighted-average interest rate of 4.13% at December 31, 2003 (3.87% at December 31, 2002).

Future maturities of the Company's debt (excluding capital leases) are $261,475,000 in 2004, $234,000 in 2005 and $200,000,000 in 2006. Maturities in 2004 include $258,310,000 related to the Company's Zero-Coupon Convertible Debentures, which the holders have the right to require the Company to repurchase on May 17, 2004, for approximately $259,524,000 at that time, and maturities in 2006 include $200,000,000 related to the 1.75% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 18, 2006.

Interest paid during the years ended December 31, 2003, 2002 and 2001 approximated $4,143,000, $4,901,000 and $12,889,000, respectively. Capitalized interest during these same periods totaled $0, $371,000 and $1,847,000, respectively.

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

| *(dollars in thousands)* | Capital Lease Payments | Operating Lease Payments |
|---|---|---|
| Year ended December 31: | | |
| 2004 | $ 3,582 | $ 13,274 |
| 2005 | 2,383 | 9,512 |
| 2006 | 1,134 | 8,199 |
| 2007 | 423 | 7,800 |
| 2008 | 19 | 5,666 |
| Thereafter | — | 52,457 |
| Future minimum lease payments | 7,541 | 96,908 |
| Less: amount representing interest | (178) | — |
| Lease obligations at December 31, 2003 | $ 7,363 | $ 96,908 |

**Note 11: Income Taxes**

The components of income (loss) before income taxes were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2001** |
| Income (loss) before income taxes: | | | |
| U.S. operations | **$ 21,590** | $ (1,958) | $ 62,785 |
| Foreign operations | **56,013** | 87,103 | 79,797 |
| Income before income taxes | **$ 77,603** | $ 85,145 | $ 142,582 |

The provisions for income taxes charged to operations were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2001** |
| Current: | | | |
| U.S. federal | **$ 4,574** | $ 2,559 | $ 6,696 |
| U.S. state, local and franchise | **1,032** | 1,835 | 2,432 |
| Foreign | **20,288** | 21,962 | 14,509 |
| | **25,894** | 26,356 | 23,637 |
| Deferred: | | | |
| U.S. federal | **(293)** | (4,768) | 8,541 |
| U.S. state and local | **(44)** | (717) | 1,285 |
| Foreign | **(5,195)** | 3,805 | 10,774 |
| | **(5,532)** | (1,680) | 20,600 |
| Income tax provision | **$ 20,362** | $ 24,676 | $ 44,237 |

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** | **2001** |
| U.S. federal statutory rate | **35.00%** | 35.00% | 35.00% |
| Nondeductible goodwill | **—** | 0.47 | 2.07 |
| State and local income taxes | **1.26** | 0.20 | 1.63 |
| Tax exempt income | **(5.76)** | (3.08) | (3.70) |
| Foreign statutory rate differential | **(14.84)** | (6.36) | (3.22) |
| Change in valuation allowance on deferred tax assets | **7.08** | 0.81 | (1.89) |
| Nondeductible expenses | **2.30** | 1.03 | 0.61 |
| All other | **1.20** | 0.91 | 0.53 |
| Total | **26.24%** | 28.98% | 31.03% |
| Total income taxes paid | **$16,132** | $25,821 | $15,111 |

Components of deferred tax assets (liabilities) were as follows:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Deferred tax liabilities: | | |
| Plant and equipment | **$ (37,523)** | $ (28,901) |
| Inventory | **(46,195)** | (48,236) |
| Pensions | **(36,687)** | (37,485) |
| Other | **(37,135)** | (38,544) |
| Total deferred tax liabilities | **(157,540)** | (153,166) |
| Deferred tax assets: | | |
| Postretirement benefits other than pensions | **16,618** | 17,274 |
| Reserves and accruals | **27,342** | 32,658 |
| Net operating losses and related deferred tax assets | **137,978** | 115,386 |
| Other | **536** | 1,366 |
| Total deferred tax assets | **182,474** | 166,684 |
| Valuation allowance | **(23,613)** | (18,121) |
| Net deferred tax assets (liabilities) | **$ 1,321** | $ (4,603) |

During the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others utilized part of the unrecorded benefit of prior year losses. As a result of the foregoing, the valuation allowances established in prior years were increased in 2003, 2002, and 2001, respectively, by $5,492,000, $694,000, and $1,226,000 with a corresponding increase in the Company's income tax expense. In addition, a tax benefit of $3,800,000 was recorded in 2001 relating to certain other foreign losses.

At December 31, 2003, the Company had U.S. net operating loss carryforwards of approximately $287,000,000 that will expire in 2020 - 2023 if not utilized. At December 31, 2003, the Company had net operating loss carryforwards of approximately $34,000,000 and $15,000,000 in Brazil and Germany, respectively, that had no expiration periods. The Company had a valuation allowance of $23,613,000 as of December 31, 2003 against the net operating loss and other carryforwards. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $4,831,000, $2,944,000, and $7,129,000 in 2003, 2002, and 2001, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, to essentially be permanently reinvested. An estimate of these amounts considered permanently reinvested is $330,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

**Note 12: Stockholders' Equity**

***Common Stock***

Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of Common stock, par value $.01 per share. Additionally, in November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

| | Common Stock | Treasury Stock | Shares Outstanding |
|---|---|---|---|
| Balance - December 31, 2000 | 54,011,929 | — | 54,011,929 |
| Purchase of treasury stock | — | (611,000) | (611,000) |
| Stock issued under stock option and other employee benefit plans | 554,125 | 39,680 | 593,805 |
| Balance - December 31, 2001 | 54,566,054 | (571,320) | 53,994,734 |
| Stock issued under stock option and other employee benefit plans | — | 516,366 | 516,366 |
| Balance - December 31, 2002 | 54,566,054 | (54,954) | 54,511,100 |
| Purchase of treasury stock | — | **(1,251,900)** | **(1,251,900)** |
| Stock issued under stock option and other employee benefit plans | **367,604** | **176,254** | **543,858** |
| Balance - December 31, 2003 | **54,933,658** | **(1,130,600)** | **53,803,058** |

At December 31, 2003, 12,260,034 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

***Preferred Stock***

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2003, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

***Stockholder Rights Plan***

On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.

Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the Common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.

Except as otherwise provided in the Plan, in the event any person or group of persons acquire beneficial ownership of 20% or more of the outstanding shares of Common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person or group (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring person or group, having a market value equal to two times the current exercise price of the Right.

***Retained Earnings***

The Company's retained earnings includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,135,509,000 at December 31, 2003.

**Note 13: Business Segments**

The Company's operations are organized into three separate business segments — Cameron, CCV and Cooper Compression.

Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, engineering and construction companies, drilling contractors, pipeline operators, refiners and other industrial and petrochemical processing companies. Cooper Compression's customers also include manufacturers and companies in the air separation, power production and chemical process industries.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

For the years ended December 31, 2003, 2002 and 2001, the Company incurred research and development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $28,703,000, $28,020,000 and $27,388,000, respectively. Cameron accounted for 85%, 85% and 76% of each respective year's total costs.

Summary financial data by segment follows:

| | For the Year Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| *(dollars in thousands)* | **Cameron** | **CCV** | **Cooper Compression** | **Corporate & Other** | **Consolidated** |
| Revenues | $ 1,018,517 | $ 307,054 | $ 308,775 | $ — | $ 1,634,346 |
| Depreciation and amortization | $ 51,211 | $ 12,724 | $ 17,210 | $ 2,420 | $ 83,565 |
| Interest income | $ — | $ — | $ — | $ (5,198) | $ (5,198) |
| Interest expense | $ — | $ — | $ — | $ 8,157 | $ 8,157 |
| Income (loss) before income taxes and cumulative effect of accounting change | $ 63,364 | $ 33,694 | $ 10,268 | $ (29,723) | $ 77,603 |
| Capital expenditures | $ 40,153 | $ 9,664 | $ 7,152 | $ 7,696 | $ 64,665 |
| Total assets | $ 1,233,172 | $ 320,982 | $ 298,020 | $ 288,511 | $ 2,140,685 |

| (dollars in thousands) | Cameron | CCV | Cooper Compression | Corporate & Other | Consolidated |
|---|---|---|---|---|---|
| **For the Year Ended December 31, 2002** | | | | | |
| Revenues | $ 918,677 | $ 273,507 | $ 345,916 | $ — | $ 1,538,100 |
| Depreciation and amortization | $ 46,040 | $ 10,122 | $ 19,216 | $ 2,529 | $ 77,907 |
| Interest income | $ — | $ — | $ — | $ (8,542) | $ (8,542) |
| Interest expense | $ — | $ — | $ — | $ 7,981 | $ 7,981 |
| Income (loss) before income taxes and cumulative effect of accounting change | $ 76,261 | $ 37,290 | $ (8,477) | $ (19,929) | $ 85,145 |
| Capital expenditures | $ 39,253 | $ 9,266 | $ 9,689 | $ 23,940 | $ 82,148 |
| Total assets | $ 1,067,598 | $ 303,506 | $ 300,665 | $ 325,901 | $ 1,997,670 |

| (dollars in thousands) | Cameron | CCV | Cooper Compression | Corporate & Other | Consolidated |
|---|---|---|---|---|---|
| **For the Year Ended December 31, 2001** | | | | | |
| Revenues | $ 897,551 | $ 292,257 | $ 373,091 | $ — | $ 1,562,899 |
| Depreciation and amortization | $ 48,811 | $ 14,198 | $ 18,458 | $ 1,628 | $ 83,095 |
| Interest income | $ — | $ — | $ — | $ (8,640) | $ (8,640) |
| Interest expense | $ — | $ — | $ — | $ 13,481 | $ 13,481 |
| Income (loss) before income taxes and cumulative effect of accounting change | $ 123,121 | $ 38,275 | $ 2,006 | $ (20,820) | $ 142,582 |
| Capital expenditures | $ 71,056 | $ 6,985 | $ 13,011 | $ 33,952 | $ 125,004 |
| Total assets | $ 1,038,322 | $ 247,864 | $ 346,390 | $ 242,476 | $ 1,875,052 |

Geographic revenue by shipping location and long-lived assets related to operations as of and for the years ended December 31 were as follows:

| *(dollars in thousands)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues: | | | |
| United States | **$ 833,935** | $ 836,264 | $ 932,490 |
| United Kingdom | **288,693** | 256,213 | 220,818 |
| Other foreign countries | **511,718** | 445,623 | 409,591 |
| Total | **$ 1,634,346** | $ 1,538,100 | $ 1,562,899 |
| Long-lived assets: | | | |
| United States | **$ 468,717** | $ 505,069 | $ 529,803 |
| United Kingdom | **126,758** | 117,752 | 102,989 |
| Other foreign countries | **195,586** | 158,535 | 121,220 |
| Total | **$ 791,061** | $ 781,356 | $ 754,012 |

For internal management reporting, and therefore the above segment information, consolidated interest is treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, spending for the Company's enterprise-wide software upgrade has been reflected as a Corporate capital expenditure since 2001. In connection with the initial implementation of this system in 2002, amortization expense, as well as the associated asset, is being reflected in each segment's information above for 2003 and 2002.

### Note 14: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

***Off-Balance Sheet Risk and Guarantees***

At December 31, 2003, the Company was contingently liable with respect to approximately $137,604,000 of standby letters of credit ("letters") issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. The Company was also liable for approximately $23,794,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company. While many of the letters of credit expire within the next one to three years, the Company would expect to continue to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $1,494,000 at December 31, 2003. Approximately $20,504,000 of the Company's cash at December 31, 2003 was restricted for use in support of a portion of the standby letters of credit above and to satisfy certain other third-party obligations.

The Company's other off-balance sheet risks were not material.

***Concentrations of Credit Risk***

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2003.

***Fair Value of Financial Instruments***

The Company's financial instruments consist primarily of cash and cash equivalents, short-term marketable debt and equity securities, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

The Company's short-term investments (which consisted entirely of available-for-sale securities) comprised the following:

| | December 31, | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | 2003 | | 2002 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Auction rate preferred stock | **$ 22,033** | **$ 22,033** | $ 25,000 | $ 25,000 |
| Equity instruments | — | — | 290 | 290 |
| | **$ 22,033** | **$ 22,033** | $ 25,290 | $ 25,290 |

The primary portion of the Company's debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2003 was $4,226,000 higher than the market value. The difference between book value and market value on the Company's other fixed-rate debt was not material. Additional information on the Company's debt may be found in Note 10 of the Notes to Consolidated Financial Statements.

### Note 15: Summary of Noncash Investing and Financing Activities

The effect on net assets of noncash investing and financing activities was as follows:

| | Year Ended December 31, | |
|---|---|---|
| *(dollars in thousands)* | 2003 | 2002 |
| Common stock issued for employee stock ownership plans | **$ 5,831** | $ 4,944 |
| Tax benefit of certain employee stock benefit plan transactions | **4,831** | 2,944 |
| Other | **(579)** | (3) |

### Note 16: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(amounts in thousands)* | **2003** | **2002** | **2001** |
| Income before cumulative effect of accounting change | **$ 57,241** | $ 60,469 | $ 98,345 |
| Cumulative effect of accounting change | **12,209** | — | — |
| Net income | **69,450** | 60,469 | 98,345 |
| Add back interest on debentures, net of tax | **5,248** | 5,024 | 3,032 |
| Net income (assuming conversion of convertible debentures) | **$ 74,698** | $ 65,493 | $ 101,377 |
| Average shares outstanding (basic) | **54,403** | 54,215 | 54,170 |
| Common stock equivalents | **665** | 862 | 936 |
| Incremental shares from assumed conversion of convertible debentures | **4,732** | 4,732 | 2,969 |
| Shares utilized in diluted earnings per share calculation | **59,800** | 59,809 | 58,075 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Basic earnings per share: | | | |
| Before cumulative effect of accounting change | **$1.05** | $1.12 | $1.82 |
| Cumulative effect of accounting change | **0.23** | — | — |
| Net income | **$1.28** | $1.12 | $1.82 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Diluted earnings per share: | | | |
| Before cumulative effect of accounting change | **$1.04** | $1.10 | $1.75 |
| Cumulative effect of accounting change | **0.21** | — | — |
| Net income | **$1.25** | $1.10 | $1.75 |

### Note 17: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

| | December 31, | |
|---|---|---|
| *(dollars in thousands)* | **2003** | **2002** |
| Accumulated foreign currency translation gain (loss) | **$ 56,268** | $ (14,640) |
| Accumulated adjustments to record minimum pension liabilities, net of tax | **(939)** | (240) |
| Difference between cost and fair value of short-term investments, net of tax | **—** | 91 |
| | **$ 55,329** | $ (14,789) |

### Note 18: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

| | 2003 (by quarter) | | | |
|---|---|---|---|---|
| *(dollars in thousands, except per share data)* | 1 | 2 | 3 | 4 |
| Revenues | $361,073 | $400,913 | $429,153 | $443,207 |
| Gross margin[1] | 103,975 | 117,559 | 123,730 | 107,432 |
| Plant closing, business realignment and other related costs | 5,500 | — | 5,862 | 3,211 |
| Income from liquidation of LIFO inventory layers, primarily at Cooper Compression | — | 5,899 | 2,857 | 7,176 |
| Income before cumulative effect of accounting change | 8,411 | 20,753 | 24,017 | 4,060 |
| Net income | 8,411 | 20,753 | 36,226 | 4,060 |
| Earnings per share: | | | | |
| Basic — | | | | |
| Income before cumulative effect of accounting change | 0.15 | 0.38 | 0.44 | 0.08 |
| Net income | 0.15 | 0.38 | 0.67 | 0.08 |
| Diluted — | | | | |
| Income before cumulative effect of accounting change | 0.15 | 0.37 | 0.42 | 0.07 |
| Net income | 0.15 | 0.37 | 0.63 | 0.07 |

| | 2002 (by quarter) | | | |
|---|---|---|---|---|
| *(dollars in thousands, except per share data)* | 1 | 2 | 3 | 4 |
| Revenues | $366,901 | $402,583 | $383,847 | $384,769 |
| Gross margin[1] | 106,982 | 115,907 | 112,060 | 100,647 |
| Plant closing, business realignment and other related costs | — | — | — | 33,319 |
| Net income (loss) | 19,489 | 22,667 | 20,683 | (2,370) |
| Earnings (loss) per share: | | | | |
| Basic | 0.36 | 0.42 | 0.38 | (0.04) |
| Diluted | 0.35 | 0.40 | 0.37 | (0.04) |

[1] Gross margin equals revenues less cost of sales before depreciation and amortization.

### Note 19: Unaudited Subsequent Event

In January 2004, the Company reached an agreement to acquire Petreco International, a Houston-headquartered supplier of oil and gas separation products, for approximately $90 million, net of cash acquired and debt assumed. Petreco's 2003 revenues were approximately $117 million, and income before taxes was approximately $12 million.

## SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2003. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| *(dollars in thousands, except per share data)* | **2003** | **2002** | **2001** | **2000** | **1999** |
| Income Statement Data: | | | | | |
| Revenues | **$ 1,634,346** | $ 1,538,100 | $ 1,562,899 | $ 1,383,733 | $ 1,469,962 |
| Costs and expenses: | | | | | |
| Cost of sales (exclusive of depreciation and amortization) | **1,181,650** | 1,102,504 | 1,081,078 | 985,404 | 1,076,276 |
| Selling and administrative expenses | **288,569** | 273,105 | 251,303 | 264,173 | 216,319 |
| Depreciation and amortization | **83,565** | 77,907 | 83,095 | 75,321 | 83,716 |
| Interest income | **(5,198)** | (8,542) | (8,640) | (2,976) | (5,099) |
| Interest expense | **8,157** | 7,981 | 13,481 | 18,038 | 27,834 |
| Total costs and expenses | **1,556,743** | 1,452,955 | 1,420,317 | 1,339,960 | 1,399,046 |
| Income before income taxes and cumulative effect of accounting change | **77,603** | 85,145 | 142,582 | 43,773 | 70,916 |
| Income tax provision | **(20,362)** | (24,676) | (44,237) | (16,113) | (27,914) |
| Income before cumulative effect of accounting change | **57,241** | 60,469 | 98,345 | 27,660 | 43,002 |
| Cumulative effect of accounting change | **12,209** | — | — | — | — |
| Net income | **$ 69,450** | $ 60,469 | $ 98,345 | $ 27,660 | $ 43,002 |
| Basic earnings per share: | | | | | |
| Before cumulative effect of accounting change | **$ 1.05** | $ 1.12 | $ 1.82 | $ 0.52 | $ 0.81 |
| Cumulative effect of accounting change | **0.23** | — | — | — | — |
| Net income | **$ 1.28** | $ 1.12 | $ 1.82 | $ 0.52 | $ 0.81 |
| Diluted earnings per share: | | | | | |
| Before cumulative effect of accounting change | **$ 1.04** | $ 1.10 | $ 1.75 | $ 0.50 | $ 0.78 |
| Cumulative effect of accounting change | **0.21** | — | — | — | — |
| Net income | **$ 1.25** | $ 1.10 | $ 1.75 | $ 0.50 | $ 0.78 |
| Balance Sheet Data (at the end of period): | | | | | |
| Total assets | **$ 2,140,685** | $ 1,997,670 | $ 1,875,052 | $ 1,493,873 | $ 1,470,719 |
| Stockholders' equity | **1,136,723** | 1,041,303 | 923,281 | 842,279 | 714,078 |
| Long-term debt | **204,061** | 462,942 | 459,142 | 188,060 | 195,860 |
| Other long-term obligations | **119,982** | 118,615 | 114,858 | 117,503 | 138,955 |

## STOCKHOLDER INFORMATION

### Transfer Agent and Registrar

*EquiServe Trust Company, N.A.*

General correspondence about your shares should be addressed to:

EquiServe Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069

Website: www.equiserve.com
E-mail: equiserve@equiserve.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

### Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

### Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, May 13, 2004, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 24, 2004.

### Stockholders of Record

The approximate number of record holders of Cooper Cameron Common stock was 1,531 as of February 12, 2004.

### Common Stock Prices

Cooper Cameron Common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2003 and 2002 was as follows:

| | High | Low | Last |
|---|---|---|---|
| **2003** | | | |
| First Quarter | $54.55 | $44.00 | $49.51 |
| Second Quarter | 55.60 | 44.80 | 50.38 |
| Third Quarter | 51.50 | 45.00 | 46.21 |
| Fourth Quarter | 48.66 | 40.98 | 46.60 |

| | High | Low | Last |
|---|---|---|---|
| **2002** | | | |
| First Quarter | $52.98 | $36.40 | $51.11 |
| Second Quarter | 59.60 | 47.99 | 48.42 |
| Third Quarter | 50.86 | 35.94 | 41.76 |
| Fourth Quarter | 53.31 | 38.56 | 49.82 |

The following documents are available on the Company's website at www.coopercameron.com:

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.

# DIRECTORS



**Sheldon R. Erikson**
Chairman of the Board,
President and
Chief Executive Officer,
Cooper Cameron
Corporation
Houston, Texas



**Nathan M. Avery**
Investor
Houston, Texas



**C. Baker Cunningham**
Chairman, President and
Chief Executive Officer,
Belden Inc.
St. Louis, Missouri



**Lamar Norsworthy**
Chairman and
Chief Executive Officer,
Holly Corporation
Dallas, Texas



**Michael E. Patrick**
Vice President and
Chief Investment Officer,
Meadows Foundation, Inc.
Dallas, Texas



**David Ross III**
Investor
Houston, Texas



**Bruce W. Wilkinson**
Chairman and
Chief Executive Officer,
McDermott International, Inc.
Houston, Texas

# OFFICERS

## COOPER CAMERON CORPORATION

**Sheldon R. Erikson**
Chairman, President and
Chief Executive Officer

**Franklin Myers**
Senior Vice President and
Chief Financial Officer

**R. Scott Amann**
Vice President,
Investor Relations

**Michael C. Jennings**
Vice President and Treasurer

**William C. Lemmer**
Vice President, General
Counsel and Secretary

**Jane C. Schmitt**
Vice President,
Human Resources

**Charles M. Sledge**
Vice President and
Corporate Controller

## CAMERON

**Jack B. Moore**
President*

**Steven P. Beatty**
Vice President, Finance

**Glenn Chiasson**
Vice President, Quality
and Reliability

**Harold E. Conway, Jr.**
Vice President and
General Manager,
Eastern Hemisphere

**Mark E. Crews**
Vice President, Technology

**Steve E. English**
Vice President, Drilling
Systems and Aftermarket

**Hal J. Goldie**
Vice President,
Subsea Systems

**Gary M. Halverson**
Vice President and
General Manager,
Western Hemisphere

**Hunter W. Jones**
Vice President, Supply Chain
Management and Six Sigma

**Peter J. Lang**
Vice President,
Cameron Willis Chokes

**Erik Peyrer**
Vice President and
General Manager,
Asia Pacific and Middle East

**S. Joe Vinson**
Vice President,
Human Resources

**Edward E. Will**
Vice President, Marketing

## COOPER CAMERON VALVES

**John D. Carne**
President*

**William B. Findlay**
Vice President and
General Manager,
Engineered Products

**Patrick C. Holley**
Vice President, Operations

**David R. Mefford**
Vice President,
Engineering

**T. Duane Morgan**
Vice President and
General Manager,
Aftermarket Products

**Luis O. Ortiz**
Vice President,
Eastern Hemisphere

**Richard A. Steans**
Vice President, Finance

**James E. Wright**
Vice President and
General Manager,
Distributor Products

## COOPER COMPRESSION

**Robert J. Rajeski**
President*

**Jeffrey G. Altamari**
Vice President, Finance

**Frank H. Athearn**
Vice President,
Sales – Units

**John C. Bartos**
Vice President, Engineering
and Product Development

**Roland L. Etcheverry**
Vice President,
Information Technology

**Ronald J. Flecknoe**
Vice President,
Sales – Aftermarket

**Raymond F. Plachta**
Vice President, Operations

**Edward E. Roper**
Vice President, Marketing

**Cynthia D. Sparkman**
Vice President,
Human Resources

*Also, Vice President,
Cooper Cameron
Corporation


COOPER
CAMERON

1333 West Loop South
Suite 1700
Houston, Texas 77027
713-513-3300
www.coopercameron.com